

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 3, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 6 and 18 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 3, 2017.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2016, and all amounts are expressed in current United States dollars.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, Attention: Finance Department, e-mail: treasury@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 3, 2017

SUMMARY INFORMATION

As of December 31, 2016

The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. Alongside these objectives are two strategic goals: addressing the special needs of the less developed and smaller countries and fostering development through the private sector.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

Capital Increase

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the IADB's Ordinary Capital of $70,000 million, subscribed by IADB members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

Operating Income

Income before net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $1,027 million in 2016.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $6,015 million, net of subscriptions receivable of $24 million, and callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $20,660 million at the end of the year and the Total Equity[1]-to-Loans Ratio (TELR) equaled 32.0% (See Table 8).

The IADB's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy Mandate (Mandate) and regulations that determine capital requirements for credit and market risk, in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the IADB to maintain its Triple-A foreign currency long-term issuer rating and includes the establishment of capital buffers[2], specifically to assume financial risks in times of stress, while preserving the IADB's lending capacity.

The CAP allows the IADB to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors.

As of December 31, 2016, the IADB's capital adequacy position is within the parameters established by its capital adequacy policy.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $80,326 million, before swaps, were denominated in 17 currencies and included $540 million of short-term borrowings.

The IADB limits its Net Borrowings[3] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1% with the balance from Canada, Japan and the other non-regional members). Net Borrowings were $55,544 million, or 67.4% of the $82,430 million of callable capital stock of the non-borrowing member countries. Accordingly, the unused borrowing capacity at the end of the year amounted to $26,886 million.

During 2016 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

Loan Portfolio: The IADB's principal earning asset is its loan portfolio which amounted to $81,952 million as of December 31, 2016. The IADB's lending capacity is limited by both its borrowing and capital adequacy policies.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-sovereign-guaranteed (NSG) loans and

[1] "Total Equity" is defined as Paid-in capital stock, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries' local currency cash balances.

[2] A capital buffer zone equals the amount of capital required in excess of the minimum capital required to meet the Mandate.

[3] "Net Borrowings" are borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity. At December 31, 2016, approximately 93% of the loan portfolio consisted of sovereign-guaranteed loans.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the same member country. Such delays may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to NSG loans and guarantees and totaled $535 million as of December 31, 2016, or approximately 0.7% of total outstanding loans and guarantees.

Liquid Investments: Under the current policy, the IADB's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire borrowing program to be executed in the first quarter of the year. The IADB has remained compliant with the required liquidity levels.

Liquidity for this purpose is defined as non-borrowing countries' convertible currency cash and investments, excluding assets with limited or restricted availability. At December 31, 2016, liquidity, as defined, was $27,367 million, within the policy limits. During the year, liquidity averaged $33,443 million compared to $29,628 million in 2015.

Net cash and investments totaled $27,750 million at the end of the year, or 33.6% of total debt (after swaps), compared to $27,969 million and 34.7%, respectively, in 2015.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies while hedging open positions. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

IADB Group's Activities with the Private Sector

On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the IADB to the Inter-American Investment Corporation (IIC) became effective. During a seven-year period, NSG activities will be originated by the IIC and largely cofinanced by the IADB and the IIC. The IIC will also execute and monitor the IADB's NSG portfolio, including the legacy operations.

As part of the above mentioned reorganization, the IADB will continue to provide certain services to the IIC, and the IIC commences providing certain services to the IADB.

The IIC will be capitalized in part through annual transfers of a portion of our income by the IADB to the IIC on behalf of the IADB's shareholders. This is intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. Transfers of income are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the IADB's Triple-A long term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the capital buffers in accordance with the CAP, as well as other applicable financial policies of the IADB.

Proposal for Transfer of Net Assets from the Fund for Special Operations (FSO) to the IADB

As part of the mandate from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, on September 1, 2016 the IADB's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the IADB, effective January 1, 2017. Such transfer would ensure the IADB's ability to continue to provide resources to its least developed borrowing member countries at concessional terms, and would result in approximately $5.2 billion of additional equity, thus strengthening the IADB's financial position.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The Bank's principal assets are loans to its member countries. As of December 31, 2016, 93% of loans outstanding were sovereign-guaranteed. In addition, subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2016, the risk capital requirement for NSG operations was $1,763 million, or 6.7%[4] of the Bank's Total Equity.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars.

Financial Statement Reporting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for relevant accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[5] swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[6]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

Accounting Developments: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. Suplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect it to have a material impact on its financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The accounting for other financial instruments, such as loans, investments in debt securities, and other financial liabilities is largely unchanged. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact of this ASU on its financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measure-

4 For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the IIC, a separate international organization within the IDB Group, in the amount of $100 million are not included.

5 In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

6 Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

Box 1: Selected Financial Data

The following information is based upon, and should be read in cojunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2016	2015	2014	2013	2012
Operational Highlights					
Loans and guarantees approved[(1)]	$ 10,803	$ 10,404	$ 12,652	$ 13,290	$ 10,799
Gross loan disbursements	9,600	9,719	9,423	10,558	6,883
Net loan disbursements[(2)]	3,577	4,587	4,210	2,096	2,312
Balance Sheet Data					
Cash and investments-net[(3)], after swaps	$ 27,750	$ 27,969	$ 27,458	$ 21,226	$ 14,592
Loans outstanding[(4)]	81,952	78,745	74,585	70,679	68,640
Undisbursed portion of approved loans[(5)]	30,007	30,711	31,601	29,207	26,987
Total assets	113,325	111,116	106,277	96,987	92,194
Borrowings outstanding, after swaps	82,641	80,464	76,664	67,440	59,739
Callable capital stock[(6)]	164,901	151,240	138,901	123,840	112,240
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	82,430	75,601	70,095	63,439	57,884
Equity	26,460	25,253	23,697	23,550	20,681
Income and Comprehensive					
Income (Loss) Statements Data					
Operating Income[(7)]	**$ 1,027**	**$ 717**	**$ 652**	**$ 881**	**$ 910**
Net fair value adjustments on non-trading portfolios and foreign currency transactions[(8)]	(179)	443	96	626	194
Board of Governors approved transfers	-	(200)	(200)	(200)	(200)
Net income	848	960	548	1,307	904
Other comprehensive income (loss)	(48)	229	(750)	1,506	(300)
Comprehensive income (loss)	800	1,189	(202)	2,813	604
Ratios					
Net borrowings[(9)] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	67.4%	70.7%	71.2%	74.4%	80.0%
Total Equity[(10)] to loans[(11)] ratio[(12)]	32.0%	31.8%	31.5%	32.7%	29.3%
Cash and investments as a percentage of borrowings outstanding, after swaps	33.6%	34.8%	35.8%	31.5%	24.4%
Cost to income ratio[(13)]	33.1%	37.3%	40.3%	33.4%	37.5%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure and exchange agreements.

(2) Includes gross loan disbursements less principal repayments.

(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.

(4) Excludes lending swaps in a net asset position of $336 million in 2016 (2015 - net liability of $30 million; 2014 - net liability of $568 million; 2013 - net liability of $650 million; 2012 - net liability $1,831 million).

(5) As of December 31, 2016, the undisbursed portion of approved loans includes $20,535 million related to signed loans (2015 - $22,625 million; 2014 - $23,809 million).

(6) Includes capital subscription received from Canada of non-voting callable capital stock as follows: 2014 - $1,390 million; 2013 - $3,066 million; 2012 - $3,553 million. See "Sources of Funds – Equity" for further information.

(7) See page 18 for a full discussion of Operating Income.

(8) Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

(9) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

(10) "Total Equity" is defined as Paid-in capital stock, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances (non-GAAP measure).

(11) Includes loans outstanding and guarantee exposure.

(12) Effective in 2015, the Total Equity used to compute the Total Equity-to-loans ratio no longer excludes the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions, and does not add back the Allowance for loan and guarantees losses. Prior year ratios were recalculated to conform with the new definition.

(13) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, net of Investments - net gains (losses) and Borrowing expenses.

ment of expected credit losses. The allowance for credit losses is considered a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The ASU also expands the currently required credit quality indicator disclosures in relation to the amortized cost of financing receivables to be further disaggregated by year of origin or vintage for public business entities. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

Financial Highlights

Lending Operations: During 2016, the Bank's loan and guarantee approvals increased by $399 million as compared to 2015. Approved loans amounted to $10,714 million (169 loans), compared to $10,292 million (159 loans) in 2015. The undisbursed portion of approved loans decreased to $30,007 million at year-end 2016 (2015—$30,711 million), of which $20,535 million are related to signed loans (2015—$22,625 million).

During 2016, 57 trade finance guarantees in the aggregate amount of $84 million were issued (2015—17 guarantees in the aggregate amount of $11 million). There were two approvals of non-trade related guarantees without sovereign counter-guarantee for $89 million (2015—two for $112 million); and no guarantees with sovereign counter-guarantee were approved by the Bank in 2016 and 2015.

The portfolio of NSG loans, including loans to other development institutions, decreased to $5,930 million compared to $5,980 million at December 31, 2015. In addition, the non-sovereign guarantees exposure increased $23 million to $170 million compared to $147 million the previous year. As of December 31, 2016, 7.4% of the outstanding loans and guarantees exposure was NSG, compared to 7.8% at December 31, 2015.

Total allowances for loan and guarantee losses amounted to $535 million at December 31, 2016 compared to $446 million in 2015. The Bank had NSG loans with outstanding balances of $494 million classified as impaired at December 31, 2016, compared to $466 million at December 31, 2015. Impaired loans have specific allowances for loan losses amounting to $334 million at December 31, 2016, compared to $235 million at December 31, 2015.

Liquidity Operations: Substantially all of the Bank's investments are held in high quality securities. As of December 31, 2016, the liquid asset portfolio totaled $27,428 million, a decrease of $340 million compared to December 31, 2015. The decrease is driven by the Bank's liquidity policy.

In 2016, the trading investments portfolio experienced net mark-to-market gains of $35 million, compared to $51 million losses in 2015 mainly due to the widening of swap spreads and the tightening of credit spreads.

Borrowing Operations: In 2016, the Bank issued medium- and long- term debt securities for a total face amount of $15,583 million equivalent (2015—$18,790 million) that generated proceeds of $15,569 million equivalent (2015—$18,787 million) and had an average life of 5.2 years (2015—5.2 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The lower level of borrowing operations when compared to 2015 was mostly due to lower liquidity needs.

During 2016, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to Multilateral Development Banks to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total amount of $1,000 million), consistent with the disbursement needs of the GRF's operations in Haiti, and maintaining the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. As a result, no Ordinary Capital income transfers were approved by the Board of Governors in 2016.

Financial Results: Operating Income for 2016 was $1,027 million, compared to $717 million in 2015, an increase of $310 million. This increase was mainly due to higher net interest income and net investment gains, as well as a decrease in net-non-interest expense, partially offset by an increase in the provision for loan and guarantee losses.

Net interest income

For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15%, a credit commission of 0.50% and no supervision and inspection fee, the same levels as those in effect in the second semester of 2015. For 2017, the approved lending spread and credit commission will be 0.85% and 0.50%, respectively.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt- funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,749 million during 2016 compared to $1,576 million last year. The increase was mainly due to an increase in lending charges and a larger loan portfolio.

Net fair value adjustments on non-trading portfolios and foreign currency transactions
The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $179 million, compared to gains of $443 million in 2015. Net fair value adjustments on non- trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. For further information, refer to Note S—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements.

Net Investment Gains (Losses)
The Bank had net investment gains of $35 million compared to losses of $51 million in 2015, that were mainly due to the widening of swap spreads and the tightening of credit spreads.

Provision for Loan and Guarantee Losses
The Bank had a provision for loan and guarantee losses of $142 million, compared to $73 million in 2015. The increase was mainly due to an increase in the specific loan loss allowance due to new impaired loans and worsening of the conditions of certain loans previously classified as impaired in the non-sovereign guaranteed portfolio.

Pension and Postretirement Benefit Plans (Plans): During 2016, increases in pension liabilities due to decreases in discount rates, were partially offset by increases in the Plans' assets due to strong positive returns in both global equity markets and fixed income assets returns. The net result was a slight decrease in the funded status of each plan from prior year levels.

At December 31, 2016, the Balance Sheet presents net liabilities under retirement benefit plans of $361 million, compared to $342 million at December 31, 2015. The increase in the funded status of the Plans of $19 million reflects an increase in the benefit obligation of $258 million to $5,794 million, partially offset by higher Plans' assets of $239 million to $5,433 million. At the end of 2016 and 2015, the Plans' assets represented 94% of the benefit obligations. For further information, refer to Note T – Pension and Postretirement Benefit Plans of the financial statements.

In 2016, the Board of Executive Directors reaffirmed the Funding Policy that was originally approved in 2015. The Funding Policy established stable contribution rates to obtain constant annual Bank contributions for the Plans for a period of five years beginning in 2015, subject to annual reaffirmation by the Board of Executive Directors.

Equity: Equity at December 31, 2016 was $26,460 million compared with $25,253 million at December 31, 2015. The increase of $1,207 million reflects Net Income of $848 million, paid-in capital received under the IDB-9 of $392 million, the collection of Receivable from members of $15 million, offset by the recognition of the changes in assets/liabilities related to the Bank's pension $40 million, and the reclassification of prior service credit of $8 million from other comprehensive income to net income.

The Total Equity-to-Loans Ratio (TELR) at December 31, 2016 was 32.0% compared to 31.8% at the end of last year (See **Table 8**).

Exposure Exchange Agreement: The Bank reduced its loan portfolio concentration by entering into bilateral transactions with other MDBs under a Master Exposure Exchange Agreement (EEA) jointly signed with other MDBs. The EEA provides for the simultaneous exchange of coverage for potential non-accrual events on exposures from borrowing countries in which the Bank is concentrated, to countries in which the Bank has no, or low, exposure. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Financial Risk Management - Credit Risk - Exposure Exchange Agreement section.

IDB GROUP'S ACTIVITIES WITH THE PRIVATE SECTOR:
On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period, NSG activities are originated by the IIC and largely cofinanced by the Bank and the IIC. The IIC also executes and monitors the Bank's NSG portfolio, including the legacy operations. During 2016, two NSG loans amounting to $73 million, were originated by the IIC and cofinanced by the Bank. For cofinanced NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement.

As part of the above mentioned reorganization, the Bank and the IIC also entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank.

The IIC will be capitalized in part through annual transfer of a portion of our income to the IIC on behalf of the Bank's shareholders. This is intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers of income are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank.

PROPOSAL FOR TRANSFER OF NET ASSETS FROM THE FUND FOR SPECIAL OPERATIONS (FSO) TO THE BANK:
As part of the mandate from the G-20 proposing that MDBs optimize their respective balance sheets, on September 1, 2016 the Bank's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017. Such transfer would result in approximately $5.2 billion of additional equity for the Bank, thus strengthening the Bank's financial position and ensure its ability to continue to provide resources to its least developed borrowing member countries at concessional terms. The nominal value of the Bank's existing capital stock and voting rights are not impacted by the transfer.

DEVELOPMENT OPERATIONS

General
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective
The Bank's objective is to promote sustainable growth, poverty reduction and social equity in Latin America and the Caribbean. The Report on the IDB-9 further identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Figure 1 presents the approvals for loans of the Ordinary Capital by sector priorities:

Figure 1: LOAN APPROVALS BY SECTOR PRIORITIES
For the years ended December 31, 2016 and 2015


2016
Social Sector 24%
Infrastructure & Environment 29%
Integration & Trade 7%
Institutions for Development 40%
2015
Social Sector 23%
Infrastructure & Environment 29%
Integration & Trade 11%
Institutions for Development 37%

For more information regarding the implementation and evaluation of the Ninth General Increase, see the *Mid-Term Evaluation IDB-9 Commitments Report.*

Through its institutional strategy and mandates, the Bank is committed to expanding the focus on environmental and social sustainability, gender equality and diversity, response to climate change, promotion of sustainable energy, and ensuring food security. For more information, see the latest IDB Sustainability Report, Development Effectiveness Overview and the Update to the Institutional Strategy 2010–2020.

Lending cycle
The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crisis. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2.**

Loans
The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, and policy-based loans. Under these lending categories the Bank provides support to the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, among others. The Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans
Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as sub- national governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Sovereign-Guaranteed Policy-Based Loans

Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Non-Sovereign-Guaranteed Loans

Non-sovereign-guaranteed loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list. The NSG loans are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-sovereign-guaranteed (NSG) Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to NSG loans and guarantees to 20% of the Bank's Total Equity, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country and (iii) the NSG risk management best practices that support project origination and portfolio management. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As discussed above, NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity. As of December 31, 2016, the risk capital requirements of NSG operations were $1,763 million, or 6.7% of Total Equity. During the seven-year period that started on January 1, 2016, NSG activities are being originated by the IIC and largely cofinanced by the Bank and the IIC.

Figure 2 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $5.0 billion and $7.3 billion, policy-based lending between $1.8 billion and $3.9 billion, and NSG lending between $1.4 billion and $2.2 billion.

Figure 2: LOAN APPROVAL BY TYPE
For the years ended December 31, 2012 through 2016
(Expressed in billions of United States dollars)


14
12
10
8
6
4
2
0
Total 10.3
1.4
1.8
7.1
Total 13.3
0.1
2.0
3.9
7.3
Total 12.5
0.3
2.2
3.1
6.9
Total 10.3
1.8
3.5
5.0
Total 10.7
1.7
3.2
5.8
2012
2013
2014
2015
2016
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Non-Sovereign-Guaranteed
Development Sustainability Credit Line

During 2016, loan approvals totaled $10,714 million compared to $10,292 million in 2015. A summary of loan approvals by country during 2016 and 2015 appears in **Table 1.**

At December 31, 2016, the total volume of outstanding loans was $81,952 million, $3,207 million higher than the $78,745 million at December 31, 2015. This increase was mainly due to a higher level of loan disbursements ($9,600 million) than loan collections ($6,023 million), partially offset by negative currency transaction adjustments ($301 million). Undisbursed balances at December 31, 2016, totaled $30,007 million, a decrease of $704 million from December 31, 2015. This change was mainly due to loan approvals less disbursements that were offset by cancellations.

During 2016, the portfolio of NSG loans decreased to $5,930 million, compared to $5,980 million at December 31, 2015, while the non-sovereign-guarantee exposure increased $23 million to $170 million, compared to $147 million the previous year. As of December 31, 2016, 7.4% of the outstanding loans and guarantees exposure was NSG, compared to 7.8% at December 31, 2015.

Table 1: LOAN APPROVAL BY COUNTRY [(1)]
For the years ended December 31, 2016 and 2015
(Expressed in millions of United States dollars)

	2016			2015		
COUNTRY	**SG**	**NSG**	**Total**	**SG**	**NSG**	**Total**
Argentina	$ 1,127	$ 422	$ 1,549	$ 750	$ 56	$ 806
Bahamas	25	-	25	20	-	20
Barbados	34	-	34	30	-	30
Belize	10	-	10	15	-	15
Bolivia	586	14	600	380	10	390
Brazil	1,197	138	1,335	56	378	434
Chile	360	63	423	360	45	405
Colombia	950	376	1,326	941	158	1,099
Costa Rica	-	44	44	300	85	385
Dominican Republic	290	70	360	325	10	335
Ecuador	388	95	483	550	82	632
El Salvador	30	14	44	200	118	318
Guatemala	310	120	430	150	83	233
Guyana	20	-	20	9	-	9
Honduras	102	39	141	102	75	177
Jamaica	165	-	165	205	175	380
Mexico	1,995	52	2,047	1,550	229	1,779
Nicaragua	119	6	125	165	-	165
Panama	602	95	697	550	16	566
Paraguay	150	16	166	392	24	416
Peru	120	61	181	700	15	715
Suriname	70	-	70	20	-	20
Trinidad and Tobago	-	15	15	65	-	65
Uruguay	328	56	384	608	205	813
Regional	40	-	40	20	65	85
Total	$ 9,018	$ 1,696	$ 10,714	$ 8,463	$ 1,829	$ 10,292

[(1)] SG: Sovereign-Guaranteed Loans. NSG: Non-Sovereign-Guaranteed Loans.

A statement of loans outstanding by country at December 31, 2016 and 2015 is set forth in Schedule I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: Since January 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. The FFF loans' interest rate is based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Table 2 presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (blended loans). The Ordinary Capital's portion of blended loans are fixed-base cost rate loans with 30 years maturity and 6 years grace period.

Effective January 1, 2017, the Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

Non-sovereign- guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three, six, or twelve months substantially all based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Discontinued Financial Terms: The most significant financial products discontinued for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR-based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, public and private sector borrowers have the option to receive local currency financ-

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility
Interest rate option		Libor-based loans [3]
Currencies offered	Approval	USD or borrowing member local currency
	Disbursement	Currency of approval or converted currency
	Repayment	Currency disbursed/converted
Cost base		LIBOR ± funding margin, or currency equivalent of LIBOR ± estimated funding margin, or actual funding cost
Funding margin to LIBOR		Actual funding cost or estimated funding margin at the time of disbursement/conversion
Lending spread [1][2]		85 [5]
Credit commission [1][2]		50 [5]
Supervision and inspection fee [1][2]		0 [5]
Front-end/Standby fee [1]		Not applicable/Not applicable [6]
Maturity [4]		Up to 20 years for policy based loans and up to 25 years for investment loans
Grace Period		Minimun of 6 months after original disbursement period
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life

[1] Loan charges expressed in basis points (bps).

[2] Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

[3] FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.

[4] For the concessional portion of blended loans, the maturity and grace period is 40 years.

[5] Loan charges effective January 1, 2017.

[6] Policy based loans with deferred drawing options have standby and front-end fees of 40bps and 50bps, respectively.[5]

ing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for NSG operations. At December 31, 2016, the Bank had local currency loans outstanding of $2,697 million (2015 – $2,872 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

Table 3 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-3 to the financial statements.

Of the $30,007 million (2015 – $30,711 million) undisbursed loan balances at December 31, 2016, 22% (2015 - 28%) pertains to the SCF-LIBOR-based, 66% (2015 – 61%) to the FFF-LIBOR-based, and 10% (2015 – 9%) to the NSG-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 3** displays a breakdown of loans outstanding, before swaps, by interest rate type.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT[1]

December 31, 2016 and 2015

(Amounts expressed in millions of United States dollars)

	2016		2015	
	Amount	%	Amount	%
SCF-LIBOR-based	$ 26,226	31.9	$ 26,526	33.6
SCF-fixed-base cost	24,519	29.9	26,290	33.4
LCF-fixed-base cost	719	0.9	409	0.5
LCF-variable	821	1.0	1,408	1.8
Currently available:				
Flexible Financing Facility-LIBOR-based	19,002	23.2	13,080	16.6
Flexible Financing Facility-fixed-base cost	1,584	1.9	1,624	2.1
Flexible Financing Facility-fixed-base cost local currency	241	0.3	305	0.4
Flexible Financing Facility-variable local currency	596	0.7	549	0.7
Non-sovereign-guaranteed-fixed	875	1.1	838	1.1
Non-sovereign-guaranteed-floating	4,641	5.7	4,846	6.2
Non-sovereign-guaranteed-local currency	293	0.4	168	0.2
Others [2]	2,435	3.0	2,702	3.4
Total	$ 81,952	100.0	$ 78,745	100.0

[1] Non-sovereign-guaranteed loans in the amount of $121 million (2015 - $128 million) to other development institutions are included in SCF-LIBOR-based, SCF-fixed-base cost, and Others, as applicable.

[2] Includes local currency financing amounting to $27 million in 2016 (2015 - $33 million).

Charges on Loans with Sovereign Guarantee

Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—

Figure 3: LOANS OUTSTANDING BY INTEREST RATE TYPE BEFORE SWAPS[1]
December 31, 2016 and 2015


2016
Libor-based floating 62%
Fixed-base Cost(2) 34%
Adjustable 4%
Total loans outstanding: $81,952 million
2015
Libor-based floating 57%
Fixed-base Cost(2) 38%
Adjustable 5%
Total loans outstanding: $78,745 million

[1] Data is rounded; detail may not add up due to rounding.
[2] Includes a total of $1,033 million in fixed rate loans (2015—$1,009 million).

Capital Adequacy Policy—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank's NSG operations.

For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15%, a credit commission of 0.50% and no supervision and inspection fee, the same levels as those in effect in the second semester of 2015. For 2017, the approved lending spread and credit commission were 0.85% and 0.50%, respectively.

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

Table 4 shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2014	0.85	0.25	-
2015			
First semester	0.85	0.25	-
Second semester	1.15	0.50	-
2016	1.15	0.50	-

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies.

As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount. During 2016, there were two approvals of non-trade-related guarantees without sovereign counter-guarantee for $89 million (2015 – two for $112 million).

The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2016, 57 trade-finance guarantees, in the aggregate amount of $84 million, were issued. This compares with 17 guarantees in the aggregate amount of $11 million issued in 2015.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy-based interventions. During 2016 and 2015, no guarantees with sovereign counter-guarantee were approved.

As of December 31, 2016, guarantees of $230 million (2015—$207 million), including $62 million issued under the TFFP (2015—$11 million), were outstanding and subject to call. Sovereign and non-sovereign guarantees exposure was $60 million (2015—$60 million) and $170 million (2015—$147 million), respectively.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. In 2016, the Bank approved technical assistance for a total of $262 million (2015—$261 million), including $100 million (2015—$105 million) funded by the Ordinary Capital.

The Policy for Fee-Based Advisory and Knowledge Services, approved in 2014, allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of Bank lending operations. Specific guidelines and operational requirements apply to the Bank's staff involved in providing advisory and knowledge services to the clients.

LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3.**

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies and guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by Management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments' agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

Under the Bank's liquidity policy, the Bank's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels.

Liquidity is defined as non-borrowing countries convertible currency cash and investments, excluding assets with limited or restricted availability.

At December 31, 2016, the liquid asset portfolio totaled $27,428 million, a decrease of $340 million compared to December 31, 2015. Liquidity, as defined, was $27,367 million, within policy limits. During the year, liquidity averaged $33,443 million compared to $29,628 million in 2015.

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2016 and 2015, the size of the program was $506 million and $502 million, respectively, or 1.8% of the portfolio for both periods.

The local currency assets are available to support local currency operations.

The return of the trading investments portfolio in 2016 and 2015 is shown in **Table 5.** The increase in the return of the portfolio was mainly due to the widening of swap spreads and the tightening of credit spreads.

Table 5: TRADING INVESTMENTS PORTFOLIO[1]
December 31, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2016		2015	
Portfolio	Ending Balance	Financial Return (%) [2][3][4]	Ending Balance	Financial Return (%) [2][3][4]
Transactional......	$ 704	0.58	$ 2,704	0.17
Operational.......	26,026	1.04	24,465	0.22
External Managers Program....	506	0.83	502	0.20
Local currency.....	192	13.48	97	13.39
Overall Portfolio...	$ 27,428	0.92	$ 27,768	0.20

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.
[4] Includes gains and losses.

Performance and exposure of the Trading Investments portfolio

The exposure for the entire investments portfolio, excluding swaps, amounted to $27,417 million at December 31, 2016 compared to $27,999 million at December 31, 2015. The quality of the overall portfolio continues to be high, as 78.7% of the credit exposure is rated AAA[7] and AA (2015—82.5%), 9.5% carry the highest short-term ratings (A1+) (2015—7.8%), 10.8% is rated A (2015—8.8%), and 1% is rated below A/A1+ (2015—0.9%).

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2016 and 2015 by major security class together with unrealized gains and losses included in Income from Investment-Net gains (losses), on securities held at the end of the respective year.

7 Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2016		2015	
Security Class	Fair Value [1]	Unrealized Gains (Losses)	Fair Value [1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 2,037	$ (12)	$ 3,977	$ (9)
U.S. Government-sponsored enterprises	462	(3)	296	(2)
Obligations of non-U.S. governments	5,900	(2)	5,757	(4)
Obligations of non-U.S. agencies	8,319	(15)	8,633	(20)
Obligations of non-U.S. sub-sovereigns	1,440	(1)	1,496	(4)
Obligations of supranationals	1,683	-	2,501	(2)
Bank obligations	6,881	4	5,023	(9)
Corporate securities	490	(3)	55	-
Mortgage-backed securities	171	3	213	(3)
Asset-backed securities	34	(2)	48	(2)
Total trading investments	27,417	(31)	27,999	(55)
Currency and interest rate swaps - investments-trading	90	43	(137)	(7)
Total	$ 27,507	$ 12	$ 27,862	$ (62)

[1] Includes accrued interest of $125 million (2015 - $98 million) and $(83) million (2015 - $(71) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. **Table 7** presents borrowings by remaining maturity as of December 31, 2016.

Table 7: CONTRACTUAL OBLIGATIONS
December 31, 2016
(Amounts expressed in millions of United States dollars)

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings [1]	$ 12,280	$ 31,417	$ 18,300	$ 18,304	$ 80,301

[1] Amounts are before swaps and contractual interest.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and Pension and postretirement benefit obligations.

SOURCES OF FUNDS

Equity

Equity at December 31, 2016 was $26,460 million compared with $25,253 million at December 31, 2015. The increase of $1,207 million reflects Net Income of $848 million, paid-in capital received under the IDB-9 of $392 million, the collection of Receivable from members of $15 million, offset by the recognition of the changes in assets/liabilities related to the Bank's pension and postretirement benefit plans of $40 million, and the reclassification of prior service credit of $8 million from other comprehensive income to net income.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. **Table 8** presents the composition of the TELR at December 31, 2016 and 2015. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" for further information.

As presented in **Table 8**, the TELR increased from 31.8% at December 31, 2015, to 32.0% at December 31, 2016, due to an increase of $1,163 million in Total Equity and an increase of $3,230 million in loans outstanding and guarantee exposure. **Figure 4** presents the changes in the TELR during the last five years. As can be seen, the TELR has remained relatively stable during this period.

Table 8: TOTAL EQUITY-TO-LOANS RATIO
December 31, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2016	2015
Equity		
Paid-in capital stock	$ 6,039	$ 5,699
Capital subscriptions receivable	(24)	(75)
	6,015	5,624
Less: Receivable from members	215	230
Retained earnings:		
General reserve [1]	18,095	17,294
Special reserve [1]	2,565	2,565
	26,460	25,253
Minus:		
Borrowing countries' local currency cash balances	192	148
Total Equity	$ 26,268	$ 25,105
Loans outstanding and guarantee exposure	$ 82,182	$ 78,952
Total Equity-to-Loans Ratio	32.0%	31.8%

[1] Includes Accumulated other comprehensive income.

Figure 4: TOTAL EQUITY-TO-LOANS RATIO


48%
42%
36%
30%
24%
18%
12%
6%
0%
29.3%
32.7%
31.5%
31.8%
32.0%
2012
2013
2014
2015
2016

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2016, subscribed capital stock, net of subscriptions receivable, was $170,916 million, of which $6,015 million is paid-in and $164,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 9.**

At December 31, 2016, the total subscription of the United States, the Bank's largest shareholder, was $51,314 million, of which $1,813 million is paid-in capital stock, and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Table 9: CALLABLE CAPITAL BY S&P COUNTRY RATINGS [8]
December 31, 2016 and 2015
(Expressed in millions of United States dollars)

Country Rating	2016	2015
AAA	$ 11,925	$ 12,421
AA+	50,028	45,885
AA	5,261	3,364
AA-	5,152	4,697
A+	8,509	7,804
A	49	654
A-	713	45
BBB+	17,799	16,220
BBB	7,909	7,204
BBB-	3,242	3,272
BB+	431	17,154
BB	22,031	3,688
BB-	1,758	1,047
B+	1,648	1,370
B	1,954	1,990
B-	19,719	173
CCC	5,568	5,568
CC	190	-
SD	-	17,073
N.R [1]	1,015	1,611
Total	$ 164,901	$ 151,240

[1] Sovereigns not rated by S&P.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

Temporary Increase in Canada's Callable Capital: In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and from 2012 to 2015 replaced a total of 181,212 non-voting callable shares in the amount of $2,186 million with an equal amount of voting callable shares. In addition, in July 2014 and 2015, Canada returned the remaining non-voting callable shares (83,722 and 69,953 in the amount of $1,010 million and $844 million, respectively).

8 Represents the countries' S&P long-term sovereign foreign currency credit rating.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. This funding program is used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4.**

Box 4: Borrowing Policy

The Bank's policy is to limit its Net Borrowings to the amount of the subscribed callable capital stock of its non-borrowing member countries (the United States, Canada, Japan and the other non-regional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets (after swaps), which include the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2016, Net Borrowings represented 67.4% of the subscribed callable capital stock of the non-borrowing member countries compared to 70.7% in 2015. Accordingly, the unused borrowing capacity at the end of the year amounted to $26,886 million, compared to $22,102 million in 2015.
The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

At December 31, 2016 and 2015, short-term borrowings consist of U.S. dollar denominated discount notes. **Table 10** presents information about the Bank's short-term borrowing operations.

Table 10: SHORT-TERM BORROWINGS
December 31, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2016	2015
Balance at year-end	$ 540	$ 513
Average daily balance during the year	620	671
Maximum month-end-balance	715	871
Weighted average rate at the end of the year	0.49%	0.19%
Weighted average rate during the year	0.33%	0.09%

Medium- and long-term borrowing operations for 2016 and 2015 are summarized in **Table 11**. In 2016, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $15,583 million compared to $18,790 million in 2015. The lower level of borrowings when compared to 2015 was mostly due to lower liquidity needs.

Table 11: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS
For the years ended December 31, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2016	2015
Total medium- and long- term borrowings [(1)]	$ 15,583	$ 18,790
Average life (years) [(2)]	5.2	5.2
Number of transactions	86	94
Number of currencies	8	9

[(1)] Represents proceeds on a trade date basis.
[(2)] Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2016, the Bank executed five strategic benchmark global bond issues denominated in United States dollars with three, five and ten year maturities for a combined amount of $10,200 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $217 million were issued (2015—$137 million), composed of: Brazilian reais—$217 million (2015—Brazilian reais—$49 million, Colombian pesos - $22 million and Mexican pesos—$66 million). In addition, the Bank transacted various bonds denominated in Australian dollars, Indian rupees, Indonesian rupiahs, New Turkish liras, New Zealand dollars, British pound, and United States dollars. New medium- and long-term borrowings by currency for 2016, as compared to 2015, are shown in **Figure 5.**

Medium- and long-term borrowings outstanding by currency as of December 31, 2016 and 2015 are shown in **Table 12.**

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2016, the Bank early retired $256 million of its borrowings (2015—$488 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2016, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 6 and 7** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2016. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, X and Schedule I-4 to the financial statements.

Figure 5: NEW BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2016 and 2015


2016
Others
8%
Australian
dollars
5%
United States
dollars
87%
2015
Others
4%
Australian
dollars
7%
United States
dollars
89%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Figure 6: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUSTANDING BORROWINGS[1]
December 31, 2016


Borrowings, before swaps
Floating &
Adjustable
16%
Fixed
84%
Borrowings, after swaps
Fixed
3%
Floating &
Adjustable
97%

[1] Medium- and long-term borrowings only.

Table 12: OUTSTANDING BORROWINGS[1]
BY CURRENCY
December 31, 2016 and 2015
(Expressed in millions of United States dollars)

Currency	2016	2015
Australian dollars	$ 7,328	$ 7,294
Brazilian reais	458	294
British pound	1,395	1,299
Canadian dollars	1,264	1,211
Colombian pesos	40	38
Costa Rican colones	-	47
Euro	623	642
Indian rupees	466	448
Indonesian rupiahs	828	665
Japanese yen	331	322
Korean won	35	36
Mexican pesos	428	697
New Turkish liras	103	147
New Zealand dollars	738	655
Peruvian new soles	58	95
South African rands	31	42
Swiss francs	491	649
United States dollars	64,681	63,076
Total	$ 79,298	$ 77,657

[1] Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

Figure 7: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUSTANDING BORROWINGS[1]
December 31, 2016


Borrowings, before swaps
Others
19%
United States
dollars
81%
Borrowings, after swaps
Others
1%
United States
dollars
99%

[1] Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating income includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results. **Table 13** shows the breakdown of Operating Income during the last three years.

Box 5: Operating Income Elements and Significant Influences

Elements	Significant Influences
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains (losses)	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement benefit costs and special programs.
Provision for loan and guarantee losses	Risk assessment of non-sovereign borrowers and probability of default and Loss given default.

Operating Income

Year 2016 versus 2015: The increase in Operating Income was mainly due to higher net interest income and net investment gains, as well as a decrease in net non-interest expense, partially offset by an increase in the provision for loan and guarantee losses.

Year 2015 versus 2014: The increase in Operating Income was mainly due to higher net interest income and other loan income, and a lower provision for loan and guarantee losses, which were partially offset by a reduction in net investment gains, and an increase in net non-interest expense.

Net Interest Income

Year 2016 versus 2015: The increase in net interest income was mainly due to an increase in lending charges and a larger loan portfolio.

Year 2015 versus 2014: The increase in net interest income was mainly due to an increase in lending charges in the second semester of 2015 and a larger loan portfolio.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2016, 2015, and 2014 are shown in **Table 14.**

Net Investment Gains (Losses)

Year 2016 versus 2015: Net mark-to-market investment gains were mainly due to the widening of swap spreads and the tightening of credit spreads.

Year 2015 versus 2014: Net mark-to-market investment losses were mainly due to the significant contraction of swap spreads and widening of the credit spreads.

Provision for Loan and Guarantee Losses

Year 2016 versus 2015: The increase was mainly due to an increase in the specific loan loss allowance due to new impaired loans and worsening of the conditions of certain loans previously classified as impaired in the non-sovereign guaranteed portfolio.

Table 13: OPERATING INCOME
For the years ended December 31, 2016, 2015 and 2014
(Expressed in millions of United States dollars)

	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Loan interest income	$ 2,237	$ 1,839	$ 1,659	$ 398	$ 180
Investment interest income	286	111	74	175	37
Other interest income	23	35	44	(12)	(9)
	2,546	1,985	1,777	561	208
Less:					
Borrowing expenses	797	409	398	388	11
Net interest income	1,749	1,576	1,379	173	197
Other loan income	128	107	82	21	25
Net investment gains (losses)	35	(51)	40	86	(91)
Other expenses:					
Provision for loan and guarantee losses	142	73	118	69	(45)
Net non-interest expense	743	842	731	(99)	111
Operating Income	$ 1,027	$ 717	$ 652	$ 310	$ 65

Table 14: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2016, 2015 and 2014
(Amounts expressed in millions of United States dollars)

	2016		2015		2014	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans [1]	$ 79,831	2.80	$ 76,674	2.40	$ 71,280	2.33
Liquid investments [2][3]	34,205	0.92	29,898	0.20	25,683	0.47
Total earning assets	$ 114,036	2.24	$106,572	1.78	$ 96,963	1.84
Borrowings	$ 86,617	0.92	$ 80,677	0.51	$ 72,097	0.55
Net interest margin [4]		1.53		1.48		1.42

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets, after swaps.

Year 2015 versus 2014: In 2015, the provision for loan losses was mainly due to new impaired loans and worsening of the conditions of previously impaired loans, while in 2014, the provision for loan losses was mostly driven by a significant new loan classified as impaired.

Net Non-interest expense

The main components of net non-interest expense are presented in **Table 15.**

Year 2016 versus 2015: Net non-interest expense decreased mainly due to a reduction in net pension and postretirement benefit costs of $87 million as a result of not having to amortize unrecognized net actuarial losses in 2016 and a decrease in the service cost due to the increase in the rate used to discount the pension liabilities at the end of 2015.

Year 2015 versus 2014: Net non-interest expense increased mainly due to higher staff costs as a result of higher net pension and postretirement benefit costs of $72 million mostly due to the amortization of unrecognized net actuarial losses and an increase in the service cost due to the decrease in the rate used to discount the pension liabilities at the end of 2014.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, nonrecurring gains and losses associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. **Table 16** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates, as well as changes in net non-interest expense. During 2016 and 2015, core operating income changes were mostly related to the fluctuations in the lending charges and in the net pension and postretirement benefit costs.

Table 15: NET-NON-INTEREST EXPENSE
For the years ended December 31, 2016, 2015 and 2014
(Expressed in millions of United States dollars)

	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Administrative expenses					
Staff costs	$ 390	$ 503	$ 419	$ (113)	$ 84
Consultant fees	128	136	137	(8)	(1)
Operational travel	25	32	33	(7)	(1)
Other expenses	153	120	98	33	22
Total gross administrative expenses	696	791	687	(95)	104
Less:					
Share of Fund for Special Operations	(20)	(23)	(19)	3	(4)
Net administrative expenses	676	768	668	(92)	100
Service fee revenues	(13)	(7)	(10)	(6)	3
Special programs	91	95	107	(4)	(12)
Other income	(11)	(14)	(34)	3	20
Net non-interest expense	$ 743	$ 842	$ 731	$ (99)	$ 111

Table 16: CORE OPERATING INCOME
For the years ended December 31, 2016, 2015 and 2014
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Operating Income (Reported).	$ 1,027	$ 717	$ 652	$ 310	$ 65
Less:					
Net investment gains (losses).	35	(51)	40	86	(91)
Add:					
Provision for loan and guarantee losses.	142	73	118	69	(45)
Core operating income.	$ 1,134	$ 841	$ 730	$ 293	$ 111

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank's Risk Management Office reports to the Executive Vice President, and consists of four risk management units, which are responsible for capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, respectively. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues. This includes asset/liability management, capital adequacy assessments, financial products (lending, investment, funding, etc.) review and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments) analysis, liquidity management, and loan management.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the agreed- upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower. The Bank manages credit risk in its loan portfolio through: i) its overall lending limitation, ii) a comprehensive CAP (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans, and iv) a policy for the maintenance of a loan loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2016 and 2015 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in **Figure 8.**

Compared to December 31, 2015, **Figure 8** shows that the relative amount of lending exposure to sovereign borrowers rated at investment grade, B+ to B-, increased 0.4%, and 14.1%, respectively in 2016, while the lending exposure to sovereign borrowers rated BB+ to BB-, CCC+ to CC and SD decreased 0.8%, 0.1% and 13.2% respectively. The decrease in SD is mainly due to the upgrade of Argentina in 2016. The relative lending exposure in the NSG category decreased 0.4%. Note that the weighted average credit quality of the Bank's sovereign lending exposure as of December 31, 2016 is at the BB level.

Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 9**, from 2015 to 2016, the lending exposure concentration held by the five largest borrowers decreased from 58.7% to 58.2%.

Figure 8: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES[(1)]
December 31, 2016 and 2015


2016[(2)]
CCC+ to CC
2.7%
B+ to B-
25.4%
Investment grade
36.0%
Non-sovereign guarantee
7.4%
BB+ to BB-
28.5%
2015[(2)]
SD
13.2%
CCC+ to CCC-
2.8%
B+ to B-
11.3%
Investment grade
35.6%
Non-sovereign guarantee
7.8%
BB+ to BB-
29.3%

[(1)] Data is rounded; detail may not add up due to rounding.
[(2)] After consideration of EEA agreements.

Figure 9: CONCENTRATION OF LENDING EXPOSURE[1]
December 31, 2016 and 2015


2016[2]
6–10
14.1%
11–15
8.9%
16–20
5.4%
21–25
3.0%
26–30
1.6%
31–35
0.8%
36–40
0.6%
1–5
58.2%
Non-sovereign-guaranteed
7.4%
2015[2]
6–10
13.5%
11–15
9.0%
16–20
5.1%
21–25
2.8%
26–30
1.7%
31–35
0.8%
36–40
0.6%
1–5
58.7%
Non-sovereign-guaranteed
7.8%

[1] Data is rounded; detail may not add up due to rounding.
[2] After consideration of EEA agreements.

The Bank and other regional multilateral development banks (MDB) have actively been identifying ways to reduce SG portfolio concentration. The Bank has taken the following measures to address its concentration of credit risk:

Sovereign-Guaranteed Single Borrower Limits: Since 2015, the Board of Executive Directors approved a two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank's credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named "Hard Limit" and "Soft Limit". All Borrower Member Countries (BMCs) are conditioned by both limits, with the exception of Brazil for whom the "Soft Limit" (lower limit) is not currently binding. If the "Hard Limit" is surpassed by a BMC, the subsequent year flow of new approvals for such particular BMC is reduced to an amount no greater than the scheduled amount of debt repayment. If only the "Soft Limit" is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism will also enable the Bank to accumulate additional resources to quickly offset the impact that exposure beyond the soft limit entails on the Bank's capital position. Although no significant changes of the current portfolio composition are anticipated, the framework is expected to contribute over time to further portfolio diversification.

Exposure Exchange Agreement: In November 2015, the Board of Executive Directors authorized Management to reduce the Bank's loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which the MDB has no, or low, exposure.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio and, individual country exposures not exceeding the Bank's 10th largest SG exposure. Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2016 and 2015, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

Table 17: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS
December 31, 2016 and 2015

EEA Seller

Country	Amount
Angola	$ 85
Armenia	118
Bosnia & Herzegovina	99
Egypt	720
Georgia	97
Indonesia	535
Jordan	144
Macedonia	130
Montenegro	116
Morocco	990
Nigeria	95
Pakistan	276
Serbia	195
Tunisia	990
Turkey	311
Total	$ 4,901

EEA Buyer

Country	Amount
Argentina	$ 750
Bolivia	92
Brazil	820
Chile	66
Colombia	397
Costa Rica	43
Dominican Republic	460
Ecuador	1,066
Mexico	800
Panama	207
Trinidad & Tobago	200
Total	$ 4,901

As of December 31, 2016 and 2015, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $563 million and $605 million, respectively. The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing and capital adequacy policies.

Capital Adequacy Policy (CAP): The Bank's CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity. **Box 6** includes the Bank's Mandate as approved by its Board of Governors.

Box 6: Capital Adequacy Policy Mandate

"The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a down-turn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean."

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: The Bank's IMM establishes the rules for: i) capital accumulation consistent with the Bank's capital adequacy policy; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, the income from loan charges for sovereign-guaranteed loans, plus 90% of the loan charge income from the Bank's NSG operations, be sufficient to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis. As such, it relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending capacity and disbursement programs; the annual level of administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion.

Non-performing Loans: Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 18.**

If loans made to a member country funded with resources of the FSO or certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectibility.

Loan and Guarantee Loss Allowances: In the Bank's 57 years of history, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only five borrowing countries having been placed in non-accrual status for varying times during 1988—2001. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. **Table 19** displays information related to the countries, the periods of time, and the maximum amounts of Ordinary Capital sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to NSG operations. At December 31, 2016, the Bank has NSG loans classified as impaired for $494 million (2015—$466 million). A provision for loan and guarantee losses of $142 million was recognized during 2016 (2015—$73 million). Total allowances of $535 million were maintained at December 31, 2016 (2015—$446 million). The NSG allowances for loan and guarantee losses were 8.8% of the corresponding combined outstanding portfolios at December 31, 2016 (2015—7.2%).

For the sovereign-guaranteed loan portfolio, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to

Table 18: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

Table 19: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
As of December 31, 2016
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual [1]	Days	Maximum Outstanding Loan Balances [2]
Panama........	29-Mar-88	18-Mar-92	1,450	$ 320
Nicaragua......	11-May-88	17-Sep-91	1,224	78
Peru...........	1-Mar-89	17-Sep-91	930	674
Honduras.......	4-Dec-89	6-Jul-90	214	223
Suriname.......	10-Nov-92	23-Dec-92	43	12
Suriname.......	9-Nov-93	14-Feb-94	97	13
Suriname.......	13-Dec-00	6-Jun-01	175	27

[1] Repayment dates.
[2] Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.

each borrower country by S&P, adjusted by the probabilities of default to the Bank.

For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that takes into consideration the risk of the borrower, the associated security or features of the transaction and the country related risk. The Bank's credit risk classification system maps its rating scale, on a one to one basis, to that of the foreign currency S&P credit rating. It also separates the borrower risk rating from the transaction risk rating to provide transparency of the different risk factors that determine the final rating score and produces the incurred loss associated with the transaction.

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. The Bank's derivatives are subject to enforceable master netting agreements. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 20 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2016, the credit exposure amounted to $27,480 million, compared to $28,050 million as of December 31, 2015. The credit quality of the portfolios continues to be high, as 78.6% of the counterparties are rated AAA and AA, 9.5% carry the highest short-term ratings (A1+), 10.9% are rated A, 0.2% are rated BBB, and 0.8% are rated below BBB at December 31, 2016, compared to 82.5%, 7.8%, 8.8%, 0.1% and 0.8%, respectively, in

2015. Excluding collateral, the current credit exposure from swaps decreased from $600 million at December 31, 2015 to $272 million at December 31, 2016. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $209 million (2015—$549 million), resulting in an uncollateralized swap exposure of $63 million at December 31, 2016, compared to $51 million in 2015. The Bank also has excess collateral amounting to $119 million (2015—$156 million) from swap counterparties.

As of December 31, 2016, the Bank's total current credit exposure in Europe was $13,299 million (2015—$13,385 million). There was no direct exposure to the three Eurozone countries rated BBB or lower in 2016 or 2015. In these countries, the Bank had $145 million (2015—$171 million) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2016 or 2015. The remaining European current credit exposure of $13,154 million (2015—$13,214 million), regardless of asset class, was in countries rated AA- or higher.

Table 20: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

	December 31, 2016						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 2,493	$ -	$ 110	$ -	$ -	$ 2,603	9.5
AAA	8,577	750	134	10	-	9,471	34.5
AA	7,017	4,759	246	74	49	12,145	44.1
A	1,526	1,372	-	73	14	2,985	10.9
BBB	50	-	-	17	-	67	0.2
BB	178	-	-	17	-	195	0.7
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	14	-	14	0.1
Total	$ 19,841	$ 6,881	$ 490	$ 205	$ 63	$ 27,480	100.0

	December 31, 2015						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 2,179	$ -	$ -	$ -	$ -	$ 2,179	7.8
AAA	10,537	598	-	17	-	11,152	39.7
AA	8,266	3,533	55	98	49	12,001	42.8
A	1,483	892	-	90	1	2,466	8.8
BBB	-	-	-	23	1	24	0.1
BB	195	-	-	17	-	212	0.7
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	16	-	16	0.1
Total	$ 22,660	$ 5,023	$ 55	$ 261	$ 51	$ 28,050	100.0

[1] Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. The Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2016, asset/liability management swaps with a notional amount of $1,930 million (2015—$2,386 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2016; the remaining 7% are substantially NSG loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. Additionally, the Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small. This is due to the fact that equity is mostly funding fixed rate assets and the interest rate exposure on debt-funded assets is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2016 and 2015.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2016 and 2015


ASSETS 2016
Euro 1%
United States dollars 99%
LIABILITIES 2016
Euro 1%
United States dollars 99%
ASSETS 2015
Euro 1%
United States dollars 99%
LIABILITIES 2015
Euro 1%
United States dollars 99%

borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Retirement Plan Risk

Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any changes in the shortfall of its pension and postretirement benefit plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics, experience, and management's best estimates of future benefit changes. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Plan's Return Strategies assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans.

The Risk Appetite for the Retirement Plans, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans' long-term financial sustainability, and the short-term volatility of the Plans in the Bank's financial statements. As of December 31, 2016, both metrics were within their respective policy limits.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

The Management report and external auditors' report on internal control over financial reporting for 2016 are included in the financial statements.

SUBSEQUENT AND OTHER DEVELOPMENTS

Proposal for transfer of net assets from the Fund for Special Operations (FSO) to the Bank

As part of the mandate from the G-20 proposing that MDBs optimize their respective balance sheets, on September 1, 2016 the Bank's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017. Such transfer would ensure the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms, and would result in approximately $5.2 billion of additional equity, thus strengthening the Bank's financial position.

Starting on January 1, 2017, the FSO will discontinue financing new loans. Going forward, concessional lending will be provided by the blending of loans at regular SG spread and loans at concessional spreads, both funded from Ordinary Capital resources.

The transfer of assets does not involve an increase in Ordinary Capital shares, or subscriptions by member countries. It is accounted as an equity transfer between related parties, and the difference between FSO assets and liabilities will be recognized as Additional Paid-in Capital of the Ordinary Capital with no impact on the nominal values of its existing capital stock or voting rights.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models generally use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provision of the derivative contract as the "interest component." The interest component for derivatives related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending related derivatives is included with Income from loans. The interest component for borrowing derivatives and equity duration derivatives are recorded in Borrowing expenses, and Other interest income, respectively. The changes in fair value of lending borrowing and equity duration derivatives are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. See Note S to the financial statements.

Allowance for Loan and Guarantee Losses: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its allowance for loan and guarantee losses is relatively small and mainly related to the NSG loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the IIC in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on an allocation percentage approved by the Board of Governors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to Note T to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2016, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Stefania Antonella Bazzoni (Italy)	Marlene Olivia L. Beco (Belgium)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Marcelo Bisogno (Uruguay)	Hugo Rafael Cáceres Aguero (Paraguay)	Bolivia, Paraguay and Uruguay
Jerry Christopher Butler (The Bahamas)	Cheryl Anita Morris-Skeete (Barbados)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Joffrey Roger Célestin-Urbain (France)	María Rodríguez de la Rúa (Spain)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Sergio Díaz-Granados Guida (Colombia)	Xavier Eduardo Santillán (Ecuador)	Colombia and Ecuador
Armando José León Rojas (Venezuela)	Fernando Ernesto de León de Alba (Panama)	Panama and Venezuela
Mark Edward Lopes (United States)	* (United States)	United States
Juan Bosco Marti Ascencio (Mexico)	Carlos Augusto Pared Vidal (Dominican Republic)	Dominican Republic and Mexico
Patricia María Miloslavich Hart (Peru)	Kevin Cowan Logan (Chile)	Chile and Peru
Raul Horacio Novoa (Argentina)	*	Argentina and Haiti
Antônio Henrique Pinheiro Silveira (Brazil)	Frederico Gonzaga Jayme Junior (Brazil)	Brazil and Suriname
Guillermo Enrique Rishchynski (Canada)	Ian Christopher MacDonald (Canada)	Canada
Marlon Ramsses Tabora Muñoz (Honduras)	José Mauricio Silva (El Salvador)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Toshiyuki Yasui (Japan)	Tom Matthew Crowards (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and between the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and three Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the three Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, and the Vice President for Finance and Administration, are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.

- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Alexandre Meira da Rosa	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Jaime A. Sujoy	Vice President for Finance and Administration
José Juan Ruiz Gómez	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Carola Álvarez	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Therese Turner-Jones	General Manager, Country Department Caribbean Group
Gina Montiel	General Manager, Country Department Haiti, a.i.
Germán Quintana	Secretary of the Bank
John Scott	General Counsel and General Manager, Legal Department
Gustavo De Rosa	Finance General Manager and Chief Financial Officer
Luis Miguel Castilla	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department
Claudia Bock-Valotta	General Manager, Human Resources Department
Nuria Simo Vila	General Manager and Chief Information Officer, Information Technology Department
Brigit Helms	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
Marcelo Cabrol	Manager, Office of External Relations
José Agustín Aguerre	Sector Manager, Infrastructure and Energy Sector
Héctor Salazar	Sector Manager, Social Sector
Ana María Rodríguez-Ortiz	Sector Manager, Institutions for Development Sector
Juan Pablo Bonilla	Sector Manager, Climate Change and Sustainable Development Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Federico Basañes	Sector Manager, Knowledge and Learning Sector
Bernardo Guillamón	Manager, Office of Outreach and Partnerships
Federico Galizia	Chief Risk Officer, Office of Risk Management
Maristella Aldana	Chief, Office of Institutional Integrity
Jorge da Silva	Executive Auditor

Cheryl W. Gray is the Director of the Office of Evaluation and Oversight.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website:
http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website:
http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors

General: The external auditors are appointed by the Board of Governors. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012-2016, following a competitive bidding process. The Board of Governors reappointed KPMG as the Bank's External Auditor for a second five-year term, covering the fiscal years 2017 through 2021.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2016 financial statement and internal control audits amount to $1,225,000. In addition, KPMG was paid $62,000 during 2016 for services related to bond issuances. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2016 audits are $632,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General
The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO are longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

Under the Agreement, while the resources of the Ordinary capital and the FSO are held in separate accounts, they are managed independently of each other and their assets and liabilities are reflected in distinct financial statements. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

In 2016, the Bank approved 20 blended loans for a total of $1,004 million, composed of $247 million and $757 million from the resources of the FSO and the Ordinary Capital, respectively (2015 - 16 loans totaling $938 million composed of $282 million and $656 million from the resources of the FSO and Ordinary Capital, respectively). As of December 31, 2016, FSO outstanding loans amounted to $4,510 million (2015 - $4,503 million).

At December 31, 2016, the FSO's fund balance amounted to $5,160 million (2015 - $5,113 million), mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries and Board of Governors approved transfers.

Increase in the Resources of the FSO
As part of the IDB-9, on October 31, 2011, the Board of Governors authorized the increase in the resources of the FSO consisting of an additional $479 million of new contribution quotas to be paid by the Bank members in United States dollars. Member countries had the option to make contributions either in one installment (i.e., their share of the $479 million) or in five equal annual installments of their share of the undiscounted amount of the $479 million, established at $517.3 million, starting in 2011. Instruments of contribution amounting to $473 million were received, of which $463 million have been paid as of December 31, 2016.

Proposal for Transfer of Net Assets from the FSO to the Bank
As part of the mandate from the G-20 proposing that MDBs optimize their respective balance sheets, on September 1, 2016 the Bank's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017. Following the transfer of FSO resources to the Ordinary Capital, the FSO resources will become part of the Ordinary Capital and be included in the Ordinary Capital financial statements. Such transfer would ensure the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms, and would result in approximately $5.2 billion of additional equity, thus strengthening the Bank's financial position.

Under the Agreement, the FSO will continue to exist as a separate account, but with no assets or operations. Therefore, no subsequent financial statements will be issued.

INTERMEDIATE FINANCING FACILITY ACCOUNT (IFF)

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 through 2020. No transfers took place during 2016 (2015 - $200 million). For further information, refer to Financial highlights section–Capitalization.

Total grants approved for Haiti from the GRF during 2016 amounted to $20 million (2015 - $190 million).

FUNDS UNDER ADMINISTRATION

General
In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2016, the Bank administered resources on behalf of donors of approximately $2,584 million. During 2016, the Bank received $17 million for the administration and expense reimbursements related to these funds.

Multilateral Investment Fund II
The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2016, the MIF approved 86 operations amounting to $84 million and increased already existing operations for $3 million. As of December 31, 2016, the MIF has approved operations amounting to $1,955 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. During 2016, the IIC approved 39 operations, which included equity investments and loans in the aggregate amount of $442.9 million. To date, the IIC has approved operations amounting to $6.4 billion. At December 31, 2016, outstanding loans totaled $854 million and outstanding equity investments totaled $33 million.

In 1997, the Bank approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2016, there was $100 million outstanding and $200 million available for disbursement. For additional information on changes to the operations of the IIC effective January 1, 2016, refer to Financial highlights section IDB Group's Activities with the Private Sector.

Index to Financial Statements

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 3, 2017

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2016. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2016.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2016. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2016, have been audited by KPMG LLP.



Luis Alberto Moreno
President



Jaime Alberto Sujoy
Vice President for Finance and Administration



Gustavo De Rosa
Finance General Manager and CFO



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

The Board of Governors
Inter-American Development Bank:

We have audited Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Inter-American Development Bank – Ordinary Capital's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of the Inter-American Development Bank – Ordinary Capital based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter-American Development Bank – Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America, the balance sheets of the Inter-American Development Bank – Ordinary Capital as of December 31, 2016 and 2015, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 3, 2017 expressed an unqualified opinion on those financial statements.

KPMG LLP

March 3, 2017



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Registered Public Accounting Firm

The Board of Governors
Inter-American Development Bank:

We have audited the accompanying balance sheets of the Inter-American Development Bank – Ordinary Capital as of December 31, 2016 and 2015, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Inter-American Development Bank – Ordinary Capital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I-1 through I-6 has been subjected to audit procedures performed in conjunction with the audit of the Inter-American Development Bank – Ordinary Capital's financial statements. The supplemental information is the responsibility of the Inter-American Development Bank – Ordinary Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In our opinion, the supplemental information contained in Schedules I-1 through I-6 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We also have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America, the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2017 expressed an unqualified opinion on the effectiveness of the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting.

KPMG LLP

March 3, 2017

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET
Expressed in millions of United States dollars

	December 31, 2016		December 31, 2015	
ASSETS				
Cash and investments				
Cash - Notes C and X	$ 599		$ 641	
Investments - Trading - Notes D, L and X, Schedule I-1	27,292	$ 27,891	27,901	$ 28,542
Loans outstanding - Notes E, F and X, Schedules I-2 and I-3	81,952		78,745	
Allowance for loan losses	(532)	81,420	(444)	78,301
Accrued interest and other charges				
On investments	125		98	
On loans	611		590	
On swaps, net	116	852	245	933
Currency and interest rate swaps - Notes K, L, S and X				
Investments - Trading - Schedule I-1	259		83	
Loans	855		645	
Borrowings - Schedule I-4	918		1,459	
Other	22	2,054	37	2,224
Other assets				
Receivable for investment securities sold	-		30	
Property, net - Note H	431		401	
Miscellaneous - Note E	677	1,108	685	1,116
Total assets		$ 113,325		$ 111,116
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes I, J, K, L, S and X, Schedule I-4				
Short-term	$ 540		$ 513	
Medium- and long-term:				
Measured at fair value	51,149		49,065	
Measured at amortized cost	28,637	$ 80,326	29,559	$ 79,137
Currency and interest rate swaps - Notes K, L, S and X				
Investments - Trading - Schedule I-1	86		149	
Loans	519		675	
Borrowings - Schedule I-4	3,233		2,786	
Other	5	3,843	5	3,615
Payable for investment securities purchased		37		97
Payable for cash collateral received		277		440
Liabilities under retirement benefit plans - Note T		361		342
Due to IDB Grant Facility - Note N		447		539
Accrued interest on borrowing		501		483
Undisbursed special programs - Note O		220		238
Other liabilities - Note E		853		972
Total liabilities		86,865		85,863
Equity				
Capital stock - Note P, Schedules I-5 and I-6				
Subscribed 14,170,108 shares (2015 - 13,009,464 shares)	170,940		156,939	
Less callable portion	(164,901)		(151,240)	
Paid-in capital stock	6,039		5,699	
Capital subscriptions receivable	(24)		(75)	
Receivable from members - Note G	(215)		(230)	
Retained earnings - Note Q	20,055		19,207	
Accumulated other comprehensive income - Note R	605	26,460	652	25,253
Total liabilities and equity		$ 113,325		$ 111,116

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS
Expressed in millions of United States dollars

	Years ended December 31,		
	2016	2015	2014
Income			
Loans			
Interest, after swaps - Notes E, K and S	$ 2,237	$ 1,839	$ 1,659
Other loan income	128	107	82
	2,365	1,946	1,741
Investments - Notes D and K			
Interest	286	111	74
Net gains (losses)	35	(51)	40
Other interest income - Notes K and S	23	35	44
Other	24	21	44
Total income	2,733	2,062	1,943
Expenses			
Borrowing expenses			
Interest, after swaps - Notes I, J, K and L	779	388	374
Other borrowing costs	18	21	24
	797	409	398
Provision for loan and guarantee losses - Note F	142	73	118
Administrative expenses	676	768	668
Special programs - Note O	91	95	107
Total expenses	1,706	1,345	1,291
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	1,027	717	652
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes I, J, K and S	(179)	443	96
Board of Governors approved transfers - Note N	-	(200)	(200)
Net income	848	960	548
Retained earnings, beginning of year	19,207	18,247	17,699
Retained earnings, end of year	$20,055	$ 19,207	$ 18,247

STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Expressed in millions of United States dollars

	Years ended December 31,		
	2016	2015	2014
Net income	$ 848	$ 960	$ 548
Other comprehensive income (loss) - Note R			
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note T	(8)	42	-
Recognition of changes in assets/liabilities under retirement benefit plans - Note T	(40)	187	(750)
Total other comprehensive income (loss)	(48)	229	(750)
Comprehensive income (loss)	$ 800	$ 1,189	$ (202)

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2016	2015	2014
Cash flows from lending and investing activities			
Lending:			
Loan disbursements	$ (9,600)	$ (9,719)	$ (9,423)
Loan collections	6,023	5,132	5,213
Net cash used in lending activities	(3,577)	(4,587)	(4,210)
Purchase of property	(59)	(47)	(48)
Miscellaneous assets and liabilities	34	73	(30)
Net cash used in lending and investing activities	(3,602)	(4,561)	(4,288)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	15,569	18,787	20,928
Repayments	(13,889)	(13,468)	(11,195)
Short-term borrowings:			
Proceeds from issuance	5,116	5,909	3,867
Repayments	(5,089)	(6,071)	(3,846)
Cash collateral received (returned)	(163)	43	169
Collections of receivable from members	15	16	16
Collections of capital subscriptions	346	320	315
Payments of maintenance of value to members	-	(4)	-
Net cash provided by financing activities	1,905	5,532	10,254
Cash flows from operating activities			
Gross purchases of trading investments	(50,758)	(46,074)	(56,975)
Gross proceeds from sale or maturity of trading investments	51,266	45,544	50,426
Loan income collections, after swaps	2,489	1,760	1,738
Interest and other costs of borrowings, after swaps	(612)	(1,313)	(486)
Income from investments	158	71	253
Other interest income	24	36	44
Other income	18	29	48
Administrative expenses	(717)	(660)	(664)
Transfers to the IDB Grant Facility	(92)	(162)	(134)
Special programs	(109)	(101)	(102)
Net cash provided by (used in) operating activities	1,667	(870)	(5,852)
Effect of exchange rate fluctuations on Cash	(12)	5	-
Net increase (decrease) in Cash	(42)	106	114
Cash, beginning of year	641	535	421
Cash, end of year	$ 599	$ 641	$ 535

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A - Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The Bank's purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B - Summary of Significant Accounting Policies

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. Supplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In April 2015, the FASB issued the Accounting Standards Update (ASU) No. 2015-3, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to amortized cost borrowings be presented in the balance sheet as a deduction of the borrowings, consistent with debt discounts. ASU No. 2015-03 is required to be applied retrospectively to all periods presented beginning in the year of adoption. The Bank adopted ASU No. 2015-03 for the reporting period ended March 31, 2016. The impact of adopting the ASU was a reduction to Other assets, Total assets, Borrowings - Medium-and-long-term Measured at amortized cost, and Total liabilities of $23 million. In accordance with ASU No. 2015-03, previously reported amounts have been conformed to the current presentation, and the impact as of December 31, 2015 was a reduction to Other assets, Total assets, Borrowings - Medium and- long-term Measured at amortized cost, and Total liabilities of $23 million.

In May 2015, the FASB issued ASU No. 2015-7, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. The ASU is effective for the Bank during the first quarter of 2016, and impacted the Bank's fair value disclosures on pension assets.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The accounting for other financial instruments, such as loans, investments in debt securities, and other financial liabilities is largely unchanged. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the finan-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

cial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. The allowance for credit losses is considered a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The ASU also expands the currently required credit quality indicator disclosures in relation to the amortized cost of financing receivables to be further disaggregated by year of origin or vintage for public business entities. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact of this ASU on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

Currency Accounting
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions[9] in the Statement of Income and Retained Earnings.

Valuation and Recognition of Capital Stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of the Equity, if the related MOV amount is a receivable.

Board of Governors approved transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to the FSO or other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of

[9] References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

Investments
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded in accordance with trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-Sovereign Guaranteed (NSG) loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. In addition, if loans made to a member country with resources of the FSO or certain other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and NSG loan portfolios. Such reviews consider the credit risk for each portfolio, as defined below, as well as the potential for loss arising from delay in the scheduled loan repayments.

For purposes of determining the allowance for loan losses, loans are divided in two main portfolios: sovereign-guaranteed and NSG. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Therefore, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that takes into consideration three dimensions to reflect the risk of the borrower, the associated security or features of the transaction and the country related risk, which all combined produces the incurred loss. The final rating maps, one to one, to the corporate rating scale of S&P.

The Bank considers a NSG loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for NSG operations, or with a member country sovereign counter-guarantee. As part of its NSG lending activi-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

ties, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the credit risk classification system used for NSG operations as described under Loans above.

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other Multilateral Development Banks (MDBs), and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no non-accruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the SG loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, in the Balance Sheet. The above mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the Bank's allowance for loan losses, which are included in Other assets – Miscellaneous and Other-income, respectively.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial number of the borrowings are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the derivative contract as the "interest component." The interest component for derivatives related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related derivatives is included in Income from loans. The interest component for borrowing derivatives and equity duration derivatives are recorded in Borrowing expenses and Other interest income, respectively. The changes in fair value of lending, borrowing and equity duration derivatives are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses-Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative expenses
The administrative expenses of the Bank are allocated between the Ordinary Capital and the FSO pursuant to the allocation percentage approved by the Board of Governors, which was 97% for the Ordinary Capital and 3% for the FSO in 2016, 2015 and 2014.

Special programs
Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes
The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and postretirement benefit plans
The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss). These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, and amortization of prior service costs/credits and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies
At December 31, 2016, Cash includes $192 million (2015 –

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

$148 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $43 million (2015 - $35 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in obligations of sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2016 of $12 million (2015 - $(62) million; 2014 - $31 million) were included in Income from Investments-Net gains (losses).

A schedule of the trading portfolio instruments at December 31, 2016 and 2015 is shown in the Schedule of Trading Investments and Swaps in Schedule I-1.

Note E – Loans and Guarantees Outstanding

The loan portfolio substantially includes sovereign-guaranteed (SG) loans as follows:

- Single Currency Facility (SCF) loans (LIBOR-based and fixed-base cost rates)
- Flexible Financing Facility (FFF) loans (LIBOR-based, fixed-based cost interest rates and local currency)

In addition, the loan portfolio also includes NSG loans.

Sovereign guaranteed-loan portfolio

Currently available products

The FFF, effective January 1, 2012, is currently the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, local currencies and other major currencies.

The Bank also offers concessional lending through a blending of loans from the Ordinary Capital and the FSO (blended loans). The Ordinary Capital's portion of the blended loans is SCF-fixed-base cost rate loans with 30 years maturity and 6 years grace period.

Effective January 1, 2017, the Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

NSG loan portfolio

The Bank offers loans to eligible entities without sovereign guarantees under various terms. NSG loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months substantially all based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

The NSG Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to NSG loans and guarantees to 20% of total equity, calculated in the context of the Bank's capital adequacy policy, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide for portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country, and (iii) the NSG risk management best practices, which support project origination and portfolio management. With respect to single obligor limit, the Framework establishes a limit equal to the lesser of 2.5% of the total equity calculated in the context of the Bank's capital adequacy policy, and $500 million at the time of approval. Beginning on January 1, 2016, and extending for a seven-year period, NSG activities are being originated by the Inter-American Investment Corporation (IIC) and largely cofinanced by the Bank and the IIC.

For cofinanced NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement.

The Bank's loan charges consist of a lending spread on the outstanding amount, a credit commission on the undisbursed balance of the loan, and a supervision and inspection fee. Loan

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

charges for 2016, 2015 and 2014 were as follows:

	Lending spread %	Credit commission %	Supervision and inspection fee %
2014	0.85	0.25	-
2015			
First semester	0.85	0.25	-
Second semester	1.15	0.50	-
2016	1.15	0.50	-

These charges apply to sovereign-guaranteed loans and NSG loans to other development institutions, comprising approximately 93% of the loan portfolio, and are subject to review and approval annually, or more frequently if deemed necessary, by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $322 million (2015 - $353 million; 2014 - $391 million) representing the net interest component of related lending swap transactions.

A schedule of loans outstanding and undisbursed balance by country is presented in Schedule I-2, and a schedule of outstanding loans by currency and interest rate type, and their maturity structure at December 31, 2016 and 2015 is shown in Schedule I-3.

Inter-American Investment Corporation
In 1997, the Bank approved a loan to the IIC (a separate international organization whose 45 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2016 and 2015, there was $100 million recorded in Loans outstanding.

Loan participations
The Bank mobilizes funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while reserving to itself the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included on the Bank's Balance Sheet. As of December 31, 2016, there were $2,781 million (2015 - $3,171 million) in outstanding participations in NSG loans.

Guarantees
During 2016, there were two NSG, non-trade-related guarantees approved for $89 million (2015 – two for $112 million). No guarantees with sovereign counter-guarantee were approved in 2016 and 2015. As of December 31, 2016, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $598 million (2015 - $757 million) and guarantees with sovereign counter-guarantee of $60 million (2015 - $60 million).

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During 2016, the Bank issued 57 guarantees for a total of $84 million under this program (2015 – 17 guarantees for a total of $11 million).

At December 31, 2016, guarantees of $230 million (2015 - $207 million), including $62 million (2015 – $11 million) issued under the TFFP, were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. During 2016, no guarantees outstanding were reinsured (2015 - $9 million). Outstanding guarantees have remaining maturities ranging from 6 months to 10 years, except for trade related guarantees that have maturities of up to three years. As of December 31, 2016 and 2015, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $170 million and $147 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	2016	2015	S&P Rating
bbb- or higher	$ 84	$ 88	BBB- or higher
bb+	-	-	BB+
bb	5	7	BB
bb-	48	31	BB-
b+	12	15	B+
b	2	4	B
b-	19	-	B-
ccc - d	-	2	CCC - D
Total	$ 170	$ 147	

At December 31, 2016 and 2015, the Bank's exposure on guarantees with sovereign counter-guarantee amounted to $60 million (one guarantee rated BBB+).

Multilateral Development Banks (MDBs) Exposure Exchange Agreement
In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio, and individual country exposures not exceeding the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2016 and 2015, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

EEA Seller

Country	Amount	S&P Rating As of December 31, 2016	S&P Rating As of December 31, 2015
Angola	$ 85	B	B+
Armenia	118	BB-	B+
Bosnia & Herzegovina	99	B	B
Egypt	720	B-	B-
Georgia	97	BB-	BB-
Indonesia	535	BB+	BB+
Jordan	144	BB-	BB-
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B+
Pakistan	276	B	B-
Serbia	195	BB-	BB-
Tunisia	990	BB-	BB-
Turkey	311	BB	BB+
Total	$ 4,901		

EEA Buyer

Country	Amount	S&P Rating As of December 31, 2016	S&P Rating As of December 31, 2015
Argentina	$ 750	B-	SD
Bolivia	92	BB	BB
Brazil	820	BB	BB+
Chile	66	AA-	AA-
Colombia	397	BBB	BBB
Costa Rica	43	BB-	BB
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B	B
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	A-	A
Total	$ 4,901		

As of December 31, 2016 and 2015, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $563 million and $605 million, respectively.

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2016, the IFF paid $18 million (2015 - $16 million; 2014 - $18 million) of interest on behalf of the borrowers.

Note F – Credit Risk from Loan Portfolio

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 93% of the loans are sovereign-guaranteed, as of December 31, 2016.

Sovereign-guaranteed loans: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2016 and 2015, as represented by the long-term foreign currency credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2016	2015
AA+ to AA-	$ 583	$ 437
A+ to A-	665	640
BBB+ to BBB-	28,931	27,722
BB+ to BB-	22,287	22,150
B+ to B-	21,342	8,446
CCC+ to CC	2,214	2,194
SD	-	11,176
Total	$ 76,022	$ 72,765

The ratings presented above have been updated as of December 31, 2016 and 2015, respectively.

NSG loans: The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

In order to further enhance the Bank's management of credit risk, during the fourth quarter of 2015, the Bank implemented changes to its credit risk classification system to provide for a more granular rating scale that maps, on a one to one basis, to that of the foreign currency S&P credit rating. It also separated the borrower risk rating from the transaction risk rating to provide more transparency of the different risk factors that determine the final score of each one of those risks which all combined produces the incurred loss associated with the transaction. As a result, the borrower risk assessment continues to consider quantitative and qualitative risk factors.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions follows a uniform rating system which addresses regulatory, competition, government support and macro-economic risk associated with this sector and ultimately acts as an anchor. Additionally, it assesses and scores the following factors: capital adequacy, asset quality, operating policies and procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. The country risk is either embedded in the assessment of the borrower, or acting as a ceiling of the borrower rating.

Separately, the Bank uses a transaction or facility risk (LGD) model which considers the type of collateral, the seniority of the loan or guarantee, jurisdiction (bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the LGD for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of December 31, 2016 and 2015, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Internal Credit Risk Classification	2016	2015	S&P Rating
bbb- or higher.......	$ 836	$ 977	BBB- or higher
bb+................	433	739	BB+
bb................	644	689	BB
bb-................	1,137	1,000	BB-
b+................	1,057	930	B+
b................	678	746	B
b-................	509	141	B-
ccc - d............	515	630	CCC - D
Total............	$ 5,809	$ 5,852	

In addition, as of December 31, 2016, the Bank has loans to other development institutions of $121 million (2015 – $128 million), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of December 31, 2016, NSG loans 90 or more days past due amounted to $279 million (2015 - $186 million). NSG loans with outstanding balances of $494 million were on non-accrual status (2015 - $466 million), including $169 million whose maturity was accelerated (2015 - $156 million). There were no sovereign-guaranteed loans past due, impaired or in non-accrual status as of December 31, 2016 and 2015.

Impaired loans

The Bank's outstanding balance of NSG loans classified as impaired was $494 million at December 31, 2016 (2015 - $466 million; 2014 - $394 million). All impaired loans have specific allowances for loan losses of $334 million (2015 - $235 million; 2014 - $183 million).

A summary of financial information related to impaired loans affecting the results of operations for the years ended December 31, 2016, 2015, and 2014 is as follows (in millions):

	Years ended December 31,		
	2016	2015	2014
Average recorded investment during the period.............	$ 509	$ 415	$ 354
Loan income recognized..........	25	9	18
Loan income that would have been recognized on an accrual basis during the period.............	31	24	27

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract. A collective allowance is recognized for this exposure.

NSG portfolio: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years (five years in 2015). Based upon (i) the probability of default rate for each transaction, (ii) the amount of credit exposure and (iii) the loss given default ratio (LGD), the required level of the collective loss allowance is determined.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The Bank has specific loss allowances for impaired loans, which are individually evaluated, as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions):

	2016	2015	2014
Balance, beginning of year	$ 446	$ 373	$ 255
Provision for loan and guarantee losses	142	73	118
Write-off	(53)	-	-
Balance, end of year	$ 535	$ 446	$ 373
Composed of:			
Allowance for loan losses	$ 532	$ 444	$ 370
Allowance for guarantee losses [1]	3	2	3
Total	$ 535	$ 446	$ 373

[1] The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	2016	2015	2014
Balance, beginning of year	$ 5	$ 14	$ 5
Provision (credit) for loan and guarantee losses	(3)	(9)	9
Balance, end of year	$ 2	$ 5	$ 14

NSG portfolio:

Specific allowance	2016	2015	2014
Balance, beginning of year	$ 235	$ 183	$ 88
Provision for loan and guarantee losses	152	52	95
Write-off	(53)	-	-
Balance, end of year	$ 334	$ 235	$ 183

Collective allowance	2016	2015	2014
Balance, beginning of year	$ 206	$ 176	$ 162
Provision (credit) for loan and guarantee losses	(7)	30	14
Balance, end of year	$ 199	$ 206	$ 176

Except for the impaired loans on the NSG portfolio, all loans and guarantees have been collectively evaluated for impairment.

During 2016, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses. During 2015, the impact of the enhancements to the methodology used to calculate the collective allowance for NSG loan and guarantee losses was not significant when compare to the 2014 methodology.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a NSG loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During 2016, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $100 million and a specific allowance for loan losses of $86 million. Such loan agreements were mainly modified to provide an additional facility to cover cost overruns, extend the repayment date and commitment periods. There have been no payment defaults after the restructurings were made.

During 2015, there was a troubled debt restructuring of one NSG loan classified as impaired, with an outstanding balance of $26 million. The restructuring was implemented pursuant to a plan that was approved unanimously by the borrower's creditors. As a result, the principal modification to the Bank's loan agreement consisted of an extension of the repayment date. The immediate effect of the restructuring was a reduction of the specific loan loss allowance by approximately $4 million. There have been no payment defaults since the restructuring was made. During 2014, there were no troubled debt restructurings or payment defaults associated with loans previously modified in troubled debt restructurings.

Note G – Receivable from Members

Receivable from members, which amounted to $215 million and $230 million at December 31, 2016 and 2015, respectively, includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, and non-negotiable, non-interest-bearing term notes received in payment of MOV obligations. These obligations are shown as a reduction of Equity on the Balance Sheet.

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding that member's MOV obligations outstanding with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2016, the amount outstanding was $142 million (2015 - $158 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note H – Property
At December 31, 2016 and 2015, Property, net consists of the following (in millions):

	2016	2015
Land, buildings, improvements, capitalized software and equipment, at cost	$ 810	$ 750
Less: accumulated depreciation	(379)	(349)
Total	$ 431	$ 401

Note I – Borrowings
Medium- and long-term borrowings at December 31, 2016 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 11.02%, before swaps, and from (0.64%) (equivalent to 3 month JPY LIBOR less 58 basis points) to 7.08%, after swaps, with various maturity dates through 2044. A schedule of the medium- and long-term borrowings and swaps at December 31, 2016 and 2015 is shown in Schedule I-4.

The Bank also has a short-term borrowing program (the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. At December 31, 2016, the weighted average rate of short-term borrowings was 0.49% (2015 – 0.19%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,155 million during 2016 (2015 – $1,480 million; 2014 – $1,641 million).

As of December 31, 2016 and 2015, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2016		2015	
2017	$ 11,740	2016	$ 13,379
2018	16,230	2017	11,908
2019	15,187	2018	16,073
2020	11,024	2019	10,739
2021	7,276	2020	9,705
2022 to 2026	15,622	2021 to 2025	12,689
2027 to 2031	870	2026 to 2030	1,636
2032 to 2036	8	2031 to 2035	8
2037 to 2041	629	2036 to 2040	2
2042 to 2044	1,175	2041 to 2044	2,435
Total	$ 79,761	Total	$ 78,574

Note J – Fair Value Option
The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2016, 2015, and 2014 as follows (in millions):

	2016	2015	2014
Borrowing expenses-Interest, after swaps	$ (1,349)	$ (1,350)	$ (1,503)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	850	2,558	1,257
Total changes in fair value included in Net income	$ (499)	$ 1,208	$ (246)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2016 and 2015, was as follows (in millions):

	2016	2015
Fair value	$ 51,506[1]	$ 49,411[1]
Unpaid principal outstanding	50,618	48,062
Fair value over unpaid principal outstanding	$ 888	$ 1,349

[1] Includes accrued interest of $357 million and $346 million in 2016 and 2015, respectively.

Note K – Derivatives
Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. Included in the Other category, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years. See Schedules I-1 and I-4 for further details about investment and borrowing swaps.

Financial statements presentation: All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income (Loss) as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2016 [1]		December 31, 2015 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 218	$ 74	$ 69	$ 108
	Loans	837	14	644	2
	Borrowings	343	2,710	551	2,578
	Accrued interest and other charges -On swaps, net	(11)	(60)	-	(103)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	41	12	14	41
	Loans	18	505	1	673
	Borrowings	575	523	908	208
	Other	22	5	37	5
	Accrued interest and other charges -On swaps, net	90	23	158	16
		$ 2,133	$ 3,806	$ 2,382	$ 3,528

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income (Loss)

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31, 2016	2015	2014
Currency swaps				
Investments - Trading	Income from Investments:			
	Interest	$ (67)	$ (63)	$ (13)
	Net gains (losses)	164	101	14
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	106	234	236
Loans	Income from Loans-Interest, after swaps	(99)	(89)	(102)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	365	478	349
Borrowings	Borrowing expenses-Interest, after swaps	514	673	837
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(650)	(2,083)	(1,288)
Interest rate swaps				
Investments - Trading	Income from Investments:			
	Interest	(72)	(84)	(69)
	Net gains (losses)	69	5	8
Loans	Income from Loans-Interest, after swaps	(223)	(264)	(289)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	185	67	(242)
Borrowings	Borrowing expenses-Interest, after swaps	641	807	804
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(633)	(135)	389
Other	Other interest income	23	35	44
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(15)	(11)	(6)
Futures	Income from Investments-Net gains (losses)	1	-	-
		$ 309	$ (329)	$ 672

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2016 is $1,944 million (2015 - $1,746 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $1,060 million at December 31, 2016 (2015 - $641 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2016 and 2015 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

	December 31, 2016			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed.........	$ 150	$ 5,922	$ -	$ 7,325
Adjustable.....	6,142	-	7,325	-
Loans				
Fixed.........	-	1,071	12	7,615
Adjustable.....	3,358	1,530	7,615	12
Borrowings				
Fixed.........	14,279	313	50,625	348
Adjustable.....	1,003	17,792	4,202	54,371
Other				
Fixed.........	-	-	1,630	300
Adjustable.....	-	-	300	1,630

	December 31, 2015			
Derivative type/	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed.........	$ -	$ 4,822	$ -	$ 8,416
Adjustable.....	4,949	-	8,416	-
Loans				
Fixed.........	-	745	31	8,455
Adjustable.....	3,473	2,107	8,455	31
Borrowings				
Fixed.........	14,263	186	49,841	349
Adjustable.....	1,345	18,111	4,402	53,387
Other				
Fixed.........	-	-	2,036	350
Adjustable....	-	-	350	2,036

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2016 and 2015 are as follows (in millions):

	December 31, 2016			
	Gross Amounts of Assets Presented in the	Gross Amounts Not Offset in the Balance Sheet		
Description	Balance Sheet [1]	Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 2,133	$ (1,861)	$ (209)	$ 63
	Gross Amounts of Liabilities Presented in the	Gross Amounts Not Offset in the Balance Sheet		
Description	Balance Sheet [2]	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (3,805)	$ 1,861	$ -	$ (1,944)

	December 31, 2015			
	Gross Amounts of Assets Presented in the	Gross Amounts Not Offset in the Balance Sheet		
Description	Balance Sheet [1]	Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 2,382	$ (1,782)	$ (549)	$ 51
	Gross Amounts of Liabilities Presented in the	Gross Amounts Not Offset in the Balance Sheet		
Description	Balance Sheet [2]	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (3,528)	$ 1,782	$ -	$ (1,746)

[1] Includes accrued interest of $79 million and $158 million, in 2016 and 2015, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.

[2] Includes accrued interest of $(37) million and $(87) million, in 2016 and 2015, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.

[3] Cash collateral amounts to $277 million (2015 - $440 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

Note L - Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2016 and 2015 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial assets:

Assets	Fair Value Measurements December 31, 2016[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,037	$ 2,037	$ -	$ -
U.S. Government-sponsored enterprises	462	-	462	-
Obligations of non-U.S. governments	5,900	1,844	4,056	-
Obligations of non-U.S. agencies	8,319	-	8,319	-
Obligations of non-U.S. sub-sovereigns	1,440	-	1,440	-
Obligations of supranationals	1,683	-	1,683	-
Bank obligations [2]	6,881	-	6,881	-
Corporate securities	490	-	490	-
Mortgage-backed securities	171	-	171	-
Asset-backed securities	34	-	20	14
Total Investments - Trading	27,417	3,881	23,522	14
Currency and interest rate swaps	2,133	-	2,133	-
Total	$ 29,550	$ 3,881	$25,655	$ 14

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges - On investments of $125 million for trading investments and under Accrued interest and other charges - On swaps, net of $79 million for currency and interest rate swaps.
[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2015[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 3,977	$ 3,977	$ -	$ -
U.S. Government-sponsored enterprises	296	-	296	-
Obligations of non-U.S. governments	5,757	1,813	3,944	-
Obligations of non-U.S. agencies	8,633	-	8,633	-
Obligations of non-U.S. sub-sovereigns	1,496	-	1,496	-
Obligations of supranationals	2,501	-	2,501	-
Bank obligations [2]	5,023	-	5,023	-
Corporate securities	55	-	55	-
Mortgage-backed securities	213	-	213	-
Asset-backed securities	48	-	34	14
Total Investments - Trading	27,999	5,790	22,195	14
Currency and interest rate swaps	2,382	-	2,382	-
Total	$ 30,381	$ 5,790	$ 24,577	$ 14

[1] Represents the fair value of the referred assets, including their accrued interest presented and money on the Balance Sheet under Accrued interest and other charges - On investments of $98 million for trading investments and under Accrued interest and other charges - On swaps, net of $158 million for currency and interest rate swaps.
[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2016[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 51,506	$ -	$ 51,506	$ -
Currency and interest rate swaps	3,806	-	3,806	-
Total	$ 55,312	$ -	$ 55,312	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $357 million for borrowings and under Accrued interest and other charges-On swaps, net of $(37) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2015[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,411	$ -	$ 49,411	$ -
Currency and interest rate swaps	3,528	-	3,528	-
Total	$ 52,939	$ -	$ 52,939	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $346 million for borrowings and under Accrued interest and other charges-On swaps, net of $(87) million for currency and interest rate swaps.

As of December 31, 2016 and 2015, the investment portfolio includes $14 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2016, 2015 and 2014 (in millions). There were no Level 3 financial liabilities at De-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

cember 31, 2016, 2015 and 2014.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2016		
	Investments-Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 14	$ -	$ 14
Total gains included in Net income[1]	2	-	2
Settlements	(2)	-	(2)
Balance, end of year	$ 14	$ -	$ 14
Total gains for the year included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the year [1]	$ 1	$ -	$ 1

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2015		
	Investments-Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 15	$-	$ 15
Total gains included in Net income[1]	1	-	1
Settlements	(2)	-	(2)
Balance, end of year	$ 14	$-	$ 14
Total losses for the year included in Net income attributable to the change in unrealized gains or losses relatedto assets still held at the end of the year [1]	$ (1)	$-	$ (1)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2014		
	Investments-Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 20	$ -	$ 20
Total gains included in Net income[1]	2	-	2
Settlements	(7)	-	(7)
Balance, end of year	$ 15	$ -	$ 15
Total gains for the year included in Net income attributable to the change in unrealized gains or losses related to assets still held held at the end of the year	$ 1	$ -	$ 1

[1] Gains (losses) on Level 3 financial assets are reported in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

There were no transfers between levels during 2016, 2015 or 2014, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note X – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $83,597 million as of December 31, 2016 ($81,060 million as of December 31, 2015), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for NSG loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $29,317 million as of December 31, 2016 ($30,436 million as of December 31, 2015), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $560 million as of December 31, 2016 (2015 - $605 million) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

As a result of a NSG loan restructuring, the Bank re-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

ceived certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $21 million as of December 31, 2016 and reported in Other assets - Miscellaneous on the Balance Sheet. The fair value of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3.

Note M – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2016, the Bank had received eligible collateral (U.S. Treasuries and cash) of $328 million (2015 – $705 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2016 and 2015, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2016	2015
Investments - Trading Portfolio		
Currency swaps	$ 194	$ 55
Interest rate swaps	34	8
Loan Portfolio		
Currency swaps	818	624
Interest rate swaps	18	1
Borrowing Portfolio		
Currency swaps	381	588
Interest rate swaps	677	1,079
Other		
Interest rate swaps	23	39

Note N – Board of Governors approved transfers

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to Multilateral Development Banks to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total amount of $1,000 million), consistent with the disbursement needs of the GRF's operations in Haiti, and maintaining the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. As a result, no Ordinary Capital income transfers were approved by the Board of Governors in 2016.

Such income transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Note O – Undisbursed special programs

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2016 and 2015 (in millions):

	2016	2015
Undisbursed special programs as of January 1	$ 238	$ 244
Special programs approved	100	105
Cancellations	(9)	(10)
Special programs, net	91	95
Disbursements	(109)	(101)
Undisbursed special programs as of December 31	$ 220	$ 238

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note P – Capital Stock and Voting Power
Capital stock
On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and from 2012 to 2015 replaced a total of 181,212 non-voting callable shares in the amount of $2,186 million with an equal amount of voting callable shares. In addition, in July 2014 and 2015, Canada returned the remaining non-voting callable shares (83,722 and 69,953 in the amount of $1,010 million and $844 million, respectively).

A schedule of subscriptions to capital stock is presented in Schedule I-5. The changes in subscribed capital during the years ended December 31, 2016 and 2015 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2015	11,958,339	$ 5,357	$ 138,901	$ 144,258
Subscriptions during 2015	1,166,381	342	13,729	14,071
Canada's replacement of callable capital	(45,303)	-	(546)	(546)
Canada's return of callable capital	(69,953)	-	(844)	(844)
Balance at December 31, 2015	13,009,464	5,699	151,240	156,939
Subscriptions during 2016	1,160,644	340	13,661	14,001
Balance at December 31, 2016	14,170,108	$ 6,039	$ 164,901	$ 170,940

Voting power
Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2016 are shown in the schedule of subscriptions to capital stock and voting power in Schedule I-6.

Note Q – Retained Earnings
The composition of Retained earnings as of December 31, 2016 and 2015 is as follows (in millions):

	2016	2015
General reserve	$ 17,390	$ 16,542
Special reserve	2,665	2,665
Total	$ 20,055	$ 19,207

Note R – Accumulated Other Comprehensive Income
Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) is comprised of the effects of the pension and postretirement benefits accounting requirements. Refer to Note B - Summary of Significant Accounting Policies, Currency Accounting, for additional information. The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2016, 2015 and 2014 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Pension Adjustments	Total
Balance at January 1, 2014	$ 1,011	$ (100)	$ 263	$ 1,174
Recognition of changes in assets/liabilities under retirement benefit plans:				
Prior service credit	-	-	22	22
Net actuarial losses	-	-	(772)	(772)
Balance at December 31, 2014	1,011	(100)	(487)	424
Recognition of changes in assets/liabilities under retirement benefit plans:				
Prior service credit	-	-	65	65
Net actuarial gains	-	-	122	122
Reclassification to income-amortization of:				
Prior service credit	-	-	(3)	(3)
Net actuarial losses	-	-	45	45
Balance at December 31, 2015	1,011	(100)	(258)	653
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	-	-	(40)	(40)
Reclassification to income-amortization of:				
Prior service credit	-	-	(11)	(11)
Net actuarial losses	-	-	3	3
Balance at December 31, 2016	$ 1,011	$ (100)	$ (306)	$ 605

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The amortization of prior service cost (credit) and net actuarial gains and losses, if any, is a component of the net periodic benefit cost reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note T – Pension and Postretirement Benefit Plans, for additional information.

Note S – Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2016, 2015 and 2014 comprise the following (in millions):

	Years ended December 31,		
	2016	2015	2014
Fair value adjustments - gains (losses) [1]			
Borrowings	$ 850	$ 2,558	$ 1,257
Derivatives			
Borrowing swaps	(1,283)	(2,218)	(899)
Lending swaps	550	545	107
Equity duration swaps	(15)	(11)	(6)
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	(281)	(431)	(363)
	$ (179)	$ 443	$ 96

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(179) million (2015 - $443 million; 2014 - $96 million) mostly relate to changes in the fair value of (i) borrowings at fair value due to changes in the Bank's own credit spreads, (ii) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, as well as (iii) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2016, 2015 and 2014, comprise the following (in millions):

	Years ended December 31,		
	2016	2015	2014
Currency transaction gains (losses):			
Borrowings, at fair value	$ 367	$ 1,953	$ 1,730
Derivatives, at fair value			
Borrowing swaps	(402)	(1,955)	(1,699)
Lending swaps	328	434	327
	293	432	358
Currency transaction gains (losses) related to:			
Borrowings at amortized cost	11	73	80
Loans	(303)	(440)	(338)
Other	11	(64)	(105)
	(281)	(431)	(363)
Total	$ 12	$ 1	$ (5)

Note T – Pension and Postretirement Benefit Plans

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees, and the Local Retirement Plan (LRP) for national employees of the Bank in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care, tax reimbursement, and certain other benefits to retirees. Employees who retire, receive a monthly pension from the Bank or the IIC, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2016, 2015 and 2014 (in millions):

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

	Pension Benefits			Postretirement Benefits		
	2016	2015	2014	2016	2015	2014
Change in benefit obligation						
Benefit obligation, beginning of year	$ 3,751	$ 3,874	$ 3,251	$ 1,785	$ 1,940	$ 1,526
Service cost	88	107	80	40	55	43
Interest cost	152	147	154	73	75	75
Net transfers into the plan[1]	(54)	-	1	(40)	-	-
Plan participants' contributions	24	25	25	-	-	-
Retiree drug subsidy received	-	-	-	1	1	-
Plan amendment	-	-	-	-	(65)	(22)
Benefits paid	(133)	(128)	(123)	(39)	(37)	(34)
Net actuarial (gains) losses	102	(274)	486	44	(184)	352
Benefit obligation, end of year	3,930	3,751	3,874	1,864	1,785	1,940
Change in plan assets						
Fair value of plan assets, beginning of year	3,639	3,715	3,529	1,555	1,584	1,467
Net transfers into the plan[1]	(54)	-	1	(40)	-	-
Actual return on plan assets	286	(27)	231	118	(21)	123
Employer contribution	50	54	52	27	29	28
Plan participants' contributions	24	25	25	-	-	-
Benefits paid	(133)	(128)	(123)	(39)	(37)	(34)
Fair value of plan assets, end of year	3,812	3,639	3,715	1,621	1,555	1,584
Funded status, end of year	$ (118)	$ (112)	$ (159)	$ (243)	$ (230)	$ (356)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial losses	$ 216	$ 192	$ 263	$ 164	$ 151	$ 247
Prior service credit	-	-	-	(73)	(84)	(22)
Net amount recognized	$ 216	$ 192	$ 263	$ 91	$ 67	$ 225

[1] Includes $51 million and $36 million of pension and postretirement benefit obligations/pension assets transferred to the IIC as a result of certain employees transferred from the Bank to the IIC, in connection with the transfer to the IIC of operational and administrative functions and non-financial resources associated with NSG activities.

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2016 and 2015, the Plans were under-funded with aggregate fair value of the Plans' assets of $5,433 million and $5,194 million and aggregate benefit obligations of $5,794 million and $5,536 million, respectively, contributing to the total liability of $361 million and $342 million as of December 31, 2016 and 2015.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $3,566 million, $3,397 million, and $3,488 million at December 31, 2016, 2015 and 2014, respectively.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 consist of the following components (in millions):

Net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2016	2015	2014	2016	2015	2014
Service cost	$ 88	$ 107	$ 80	$ 40	$ 55	$ 43
Interest cost	152	147	154	73	75	75
Expected return on plan assets	(209)	(203)	(204)	(89)	(86)	(85)
Amortization of:						
Prior service credit	-	-	-	(11)	(3)	-
Net actuarial losses	1	26	-	2	19	-
Net periodic benefit cost	$ 32	$ 77	$ 30	$ 15	$ 60	$ 33
Of which:						
Ordinary Capital's share	$ 31	$ 75	$ 29	$ 15	$ 58	$ 32
FSO's share	1	2	1	-	2	1

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2016	2015	2014	2016	2015	2014
Net actuarial (gains) losses	$ 25	$ (45)	$ 459	$ 15	$ (77)	$ 313
Prior service credit	-	-	-	-	(65)	(22)
Amortization of:						
Prior service credit	-	-	-	11	3	-
Net actuarial losses	(1)	(26)	-	(2)	(19)	-
Total recognized in Other comprehensive income (loss)	$ 24	$ (71)	$ 459	$ 24	$ (158)	$ 291
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$ 56	$ 6	$ 489	$ 39	$ (98)	$ 324

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses.

The Bank estimates that net actuarial losses of $8 million and $8 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2017 for the Plans and the PRBP, respectively. In addition, the estimated PRBP prior service credit that will be amortized during 2017 amounts to $11.3 million.

Actuarial assumptions

The actuarial assumptions used in Plans' valuations are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approxi-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

mates 11.7, 10.9 and 11.3 years, respectively. Unrecognized prior service credit is amortized over 7.8 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations	Pension Benefits			Postretirement Benefits		
at December 31,	2016	2015	2014	2016	2015	2014
Discount rate - SRP...	4.06%	4.24%	3.88%			
Discount rate - LRP...	4.13%	4.32%	3.94%			
Discount rate - PRBP				4.16%	4.35%	3.97%
Rate of salary increase SRP........	4.15%	4.11%	4.16%			
Rate of salary increase LRP........	5.74%	5.71%	5.78%			
Rate of inflation......	2.22%	2.15%	2.20%	2.22%	2.15%	2.20%

Weighted-average assumptions used to determine net periodic benefit cost for the year	Pension Benefits			Postretirement Benefits		
ended December 31,	2016	2015	2014	2016	2015	2014
Discount rate - SRP...	4.24%	3.88%	4.85%			
Discount rate - LRP...	4.32%	3.94%	4.94%			
Discount rate - PRBP				4.35%	3.97%	4.99%
Expected long-term return on plan assets	6.25%	6.25%	6.75%	6.25%	6.25%	6.75%
Rate of salary increase SRP.......	4.11%	4.16%	4.30%			
Rate of salary increase LRP.......	5.71%	5.78%	5.90%			
Rate of inflation......	2.15%	2.20%	2.29%	2.15%	2.20%	2.29%

The expected long-term return on the Plans' assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Plans, weighted by the Plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (U.S. TIPS) breakeven inflation rate, and historical averages.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2016	2015	2014
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)...........	6.00%	6.50%	7.00%
Medical (Medicare)...............	3.50%	3.75%	6.00%
Prescription drugs...............	9.00%	10.00%	6.00%
Dental..........................	4.50%	5.00%	5.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
Medical (non-Medicare)...........	4.50%	4.50%	4.50%
Medical (Medicare)...............	2.50%	2.50%	4.50%
Prescription drugs...............	6.00%	6.00%	4.50%
Dental..........................	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate........................	2021	2021	2019

For those participants assumed to retire outside of the United States, a 7.00% health care cost trend rate was used for 2016 (2015 – 8.00%; 2014 – 6.00%) with an ultimate trend rate of 4.50% reached in 2023.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2016 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components......	$ 24	$ (17)
Effect on postretirement benefit obligation.....................	308	(232)

Plans' assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies allocate 65% of the Plans' portfolios to growth-oriented assets (the Return Strategies), and 35% of assets to nominal and inflation-indexed US fixed income (the Liabilities Hedging Strategies), to partially-hedge the interest rate and inflation exposure in the liabilities of the Plans and PRBP, and to protect against disinflation.

The Plans' Return Strategies allocate between 45% and 61% to a well-diversified pool of developed and emerging markets equities, approximately 3% to emerging markets debt, 3% to commodity index futures, between 0% and 2% to public real estate, between 2% and 3% to private real estate, and between 0% and 2% to high yield fixed income. The Plans' Liabilities Hedging Strategies allocate 5% to core fixed-income, 15% to

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

long duration fixed income and 15% to U.S. inflation-indexed securities.

The PRBP's Return Strategies allocate 54% to a well-diversified pool of developed and emerging markets equities, 3% to emerging markets debt, 3% to commodity index futures, 3% to public real estate, and 2% to high yield fixed income. The PRBP's Liabilities Hedging Strategies allocates 15% to long duration fixed income, 5% to core fixed income and 15% to U.S. inflation-indexed securities.

The investment policies target allocations as of December 31, 2016 are as follows:

	SRP	LRP	PRBP
U.S. equities	25%	28%	26%
Non - U.S. equities	24%	24%	24%
Emerging markets equities	4%	4%	4%
Public real estate	2%	0%	3%
Long duration fixed income bonds	15%	15%	15%
Core fixed income	5%	5%	5%
High yield fixed income	2%	0%	2%
U.S.inflation-indexed bonds	15%	15%	15%
Emerging markets debt	3%	3%	3%
Private real estate	2%	3%	0%
Commodity index futures	3%	3%	3%
Short-term investment funds	0%	0%	0%
Stabilization Reserve Fund:			
Core fixed income	50%	50%	50%
Short-term investment funds	50%	50%	50%

Investment and asset class risk is managed by the continuous monitoring of each asset class level and investment manager. Investments are rebalanced monthly toward policy targets using cash flows and rebalancing exercises. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is limited, and subject to specific approval by the Managing Committees of the Plans and PRBP.

For the Plans and PRBP, the included asset classes are described below:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the all capitalization (cap) Russell 3000 Index, for the SRP only, approximately 20% of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds replicates or optimizes the large/mid-cap MSCI EAFE Index; for the SRP only, half of non-U.S. equities assets are actively-managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the PRBP, an actively-managed commingled fund and an actively managed mutual fund that invest, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration fixed income bonds: For the SRP and PRBP, long duration fixed income assets are invested in separate accounts holding individual bonds generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index. For the LRP a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in intermediate duration government and credit securities. Management of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Barclays Capital U.S. Aggregate Bond Index;
- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, in a commingled fund. For both plans, the investible universe is generally comprised of the securities within the Barclays Capital High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed bonds: For the Plans and PRBP, investment in individual U.S. Treasury Inflation Protected Securities in accounts managed internally;
- Emerging markets debt: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans only, an open-end commingled fund which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of the properties;
- Commodity index futures: For the SRP and PRBP, separate accounts which hold, long-only, commodity index futures generally comprised within the S&P GSCI Index. For the LRP, investment in a commingled fund that invests, long-only in commodity index futures, Management of the fund replicates or optimizes the Bloomberg Commodity Index.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Effective January 1, 2015, the Board of Executive Directors approved the Long-term Funding Policy for the Plans, which established stable contribution rates of 20% (SRP), 25% (LRP), 12% (PRBP) of salaries, for a five-year initial term. Bank contributions made in excess (deficit) of the actuary's theoretical contribution rate are allocated (withdrawn) to (from) the Stabilization Reserve Funds (Reserve Fund). The Target Strategic Asset Allocation for the Reserve Funds is 50% cash and 50% Core Fixed Income.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2016 and 2015, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plans' Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2016	Weighted Average Allocations
Equity securities					
U.S equities	$ 182	$ -	$ -	$ 182	5%
Non - U.S. equities	411	-	-	411	11%
Public real estate	72	-	-	72	2%
Government and diversified bonds					
Long duration U.S. Government and Agency bonds	188	-	-	188	5%
Long duration diversified bonds	30	275	-	305	8%
High yield fixed income bonds	-	69	-	69	2%
U.S. inflation-indexed bonds	547	-	-	547	14%
Short-term investment securities	58	7	-	65	1%
Total	1,488	351	-	1,839	
Investments measured at net asset value					
Equity funds					
U.S equities				764	20%
Non - U.S. equities				477	12%
Emerging market equities				145	4%
Government and diversified bond funds					
Long duration diversified bonds				70	2%
Core fixed income				218	6%
Emerging markets debt				109	3%
Private real estate fund				115	3%
Commodity index futures fund				5	0%
Short-term investment fund				72	2%
Total investments				3,814	100%
Other liabilities				(2)	
Total				$ 3,812	

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2015	Weighted Average Allocations
Equity securities					
U.S equities	$ 183	$ -	$ -	$ 183	5%
Non - U.S. equities	129	-	-	129	3%
Public real estate	71	-	-	71	2%
Government and diversified bonds					
Long duration U.S. Government and Agency bonds	174	-	-	174	5%
Long duration diversified bonds	29	265	-	294	8%
High yield fixed income bonds	-	65	-	65	2%
U.S. inflation-indexed bonds	539	-	-	539	15%
Short-term investment securities	69	(3)	-	66	2%
Total	1,194	327	-	1,521	
Investments measured at net asset value					
Equity funds					
U.S equities				721	20%
Non - U.S. equities				722	20%
Emerging market equities				136	4%
Government and diversified bond funds					
Long duration diversified bonds				70	2%
Core fixed income				191	5%
Emerging markets debt				108	3%
Private real estate fund				106	3%
Commodity index futures fund				4	0%
Short-term investment fund				60	1%
Total				$ 3,639	100%

PRBP Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2016	Weighted Average Allocations
Equity securities					
Emerging markets equities	$ 32	$ -	$ -	$ 32	2%
Public real estate	49	-	-	49	3%
Government and diversified bonds					
Long duration U.S. Government and Agency bonds	79	-	-	79	5%
Long duration diversified bonds	-	132	-	132	8%
U.S. inflation-indexed bonds	225	-	-	225	14%
Short-term investment securities	69	3	-	72	5%
Total	454	135	-	589	
Investments measured at net asset value					
Equity funds					
U.S equities				412	26%
Non - U.S. equities				378	23%
Emerging markets equities				26	1%
Government and diversified bond funds					
Long duration diversified bonds				16	1%
Core fixed income				105	7%
Emerging markets debt				45	3%
High yield fixed income				32	2%
Total investments				1,603	100%
Other assets				18	
Total				$ 1,621	

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2015	Weighted Average Allocations
Equity securities					
Public real estate	$ 48	$ -	$ -	$ 48	3%
Government and diversified bonds					
Long duration U.S. Government and Agency bonds	75	-	-	75	5%
Long duration diversified bonds	-	130	-	130	8%
U.S. inflation-indexed bonds	229	-	-	229	15%
Short-term investment securities	61	-	-	61	4%
Total	413	130	-	543	
Investments measured at net asset value					
Equity funds					
U.S equities				403	26%
Non - U.S. equities				362	24%
Emerging markets equities				56	4%
Government and diversified bond funds					
Long duration diversified bonds				15	1%
Core fixed income				84	5%
Emerging markets debt				48	3%
High yield fixed income				28	2%
Total investments				1,539	100%
Other assets				16	
Total				$ 1,555	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S. and public real estate individual equity holdings, fixed income mutual funds, U.S. treasury and U.S. inflation-indexed bonds and short-term investment securities. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield and municipal bonds, asset and commercial mortgage backed securities. Such securities are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers' commingled funds investing in U.S. equities, global equities, emerging markets equities and debt, fixed income funds, commodity index futures and/or short-term debt investments, which are not publicly-traded, but the holdings within the funds are measured at fair value based on the net asset value of the investment funds as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Contributions

Contributions from the Bank to the Plans and the PRBP during 2017 are expected to be approximately $55 million and $30 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2016.

ESTIMATED FUTURE BENEFIT PAYMENTS

Year	Plans	PRBP
2017	$ 144	$ 51
2018	151	54
2019	157	57
2020	165	61
2021	171	64
2022 - 2026	971	375

Note U – Variable Interest Entities

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity's operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

deemed to hold significant variable interest at December 31, 2016. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $6,016 million at December 31, 2016 (2015 - $6,327 million). The Bank's total loans and guarantees outstanding to these VIEs were $418 million and $28 million, respectively (2015 - $463 million and $49 million, respectively). Amounts committed not yet disbursed related to such loans and guarantees amounted to $56 million (2015 - $77 million), which combined with outstanding amounts results in a total maximum Bank exposure of $502 million at December 31, 2016 (2015 - $589 million).

The Bank is considered the primary beneficiary of two entities and has made loans amounting to $37 million to VIEs. The Bank's involvement with these VIEs is limited to loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $37 million (2015 - $32 million), which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

Note V – Reconciliation of Net Income to Net Cash Provided by (Used in) Operating Activities

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2016	2015	2014
Net income	$ 848	$ 960	$ 548
Difference between amounts accrued and amounts paid or collected for:			
Loan income	124	(186)	(3)
Income from investments	(151)	(51)	170
Other interest income	1	1	-
Other income	(6)	8	4
Interest and other costs of borrowings, after swaps	185	(904)	(88)
Administrative expenses, including depreciation	(41)	108	4
Special programs	(18)	(6)	5
Net fair value adjustments on non-trading portfolios and foreign currency transactions	179	(443)	(96)
Transfers to the IDB Grant Facility	(92)	38	66
Net (increase) decrease in trading investments	508	(530)	(6,549)
Net unrealized losses (gains) on trading investments	(12)	62	(31)
Provision for loan and guarantee losses	142	73	118
Net cash provided by (used in) operating activities	$ 1,667	$ (870)	$ (5,852)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ 6	$ (46)	$ (131)
Loans outstanding	25	(2)	(9)
Borrowings	23	(71)	(111)

Note W – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2016, 2015 and 2014, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2016	2015	2014
Argentina	$ 435	$ 402	$ 369
Brazil	350	282	253
Mexico	501	463	443

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note X – Fair Values of Financial Instruments
The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note L – Fair Value Measurements:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2016 and 2015 (in millions):

	2016 [1]		2015 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 599	$ 599	$ 641	$ 641
Investments - Trading	27,417	27,417	27,999	27,999
Loans outstanding, net	82,031	83,597	78,891	81,060
Currency and interest rate swaps receivable				
Investments - Trading	222	222	59	59
Loans	836	836	624	624
Borrowings	1,052	1,052	1,660	1,660
Others	23	23	39	39
Other assets				
Miscellaneous [2]	563	560	605	605
Borrowings				
Short-term	540	540	513	513
Medium- and long-term:				
Measured at fair value	51,506	51,506	49,411	49,411
Measured at amortized cost	28,781	29,317	29,696	30,436
Currency and interest rate swaps payable				
Investments - trading	132	132	196	196
Loans	566	566	726	726
Borrowings	3,103	3,103	2,601	2,601
Others	5	5	5	5
Liabilities				
Other liabilities [2]	563	560	605	605

[1] Includes accrued interest.

[2] Amounts are related to the EEA guarantees given.

Note Y – Contingencies
In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Bank's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

Note Z – Related party transactions
In connection with the implementation of the reorganization of the non-sovereign guaranteed activities of the IDB Group effective January 1, 2016, the Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $12 million and $51 million, respectively, for the year ended December 31, 2016.

Note AA - Subsequent Events
Management has evaluated subsequent events through March 3, 2017, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2016, except as disclosed below:

As part of the mandate from the G-20 proposing that MDBs optimize their respective balance sheets, on September 1, 2016 the Bank's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017. Such transfer would ensure the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms, and would result in approximately $5.4 billion of additional assets, $0.2 billion of additional liabilities, amounting to approximately $5.2 billion of additional equity, thus strengthening the Bank's financial position.

Starting on January 1, 2017, the FSO will discontinue financing new loans. Going forward, concessional lending will be provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from Ordinary Capital resources.

The transfer of assets does not involve an increase in Ordinary Capital shares, or subscriptions by member countries. It is accounted as an equity transfer between related parties, and the difference between FSO assets and liabilities will be recognized as Additional Paid-in Capital of the Ordinary Capital with no impact on the nominal values of its existing capital stock or voting rights.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

SCHEDULE OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2016

Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	-	2,488	-	2,488 [2]
Average balance during year	-	6,157	-	6,157
Net losses for the year	-	(2)	-	(2)
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	317	10,875	6,051	17,243
Average balance during year	334	14,973	6,188	21,495
Net gains (losses) for the year	-	(16)	1	(15)
Bank obligations:				
Carrying value	14	6,853	-	6,867
Average balance during year	125	6,177	30	6,332
Net gains for the year	-	6	-	6
Corporate securities:				
Carrying value	-	479	10	489
Average balance during year	-	221	52	273
Net losses for the year	-	(3)	-	(3)
Asset-backed and mortgage-backed securities:				
Carrying value	151	54	-	205
Average balance during year	171	65	-	236
Net gains for the year	5	-	-	5
Total trading investments:				
Carrying value	482	20,749	6,061	27,292
Average balance during year	630	27,593	6,270	34,493
Net gains (losses) for the year	5	(15)	1	(9)
Net interest rate swaps:				
Carrying value [3]	-	29	-	29
Average balance during year	-	(52)	-	(52)
Net gains for the year	-	39	-	39
Currency swaps receivable:				
Carrying value [3]	-	6,321	-	6,321
Average balance during year	-	6,217	-	6,217
Net gains for the year	-	11	-	11
Currency swaps payable:				
Carrying value [3]	(317)	-	(5,860)	(6,177)
Average balance during year	(334)	-	(6,073)	(6,407)
Net losses for the year	-	-	(6)	(6)
Total trading investments and swaps:				
Carrying value	165	27,099	201	27,465
Average balance during year	296	33,758	197	34,251
Net gains (losses) for the year	5	35	(5)	35
Return for the year (%) (Non-GAAP measure)	1.69	0.93	N/A	0.92

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $461 million. GSE obligations are not backed by the full faith and credit of the United States Government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.

N/A - Not available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1

SCHEDULE OF TRADING INVESTMENTS AND SWAPS [1]

December 31, 2015
Expressed in millions of United States dollars

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	-	4,254	-	4,254 [2]
Average balance during year	-	5,381	-	5,381
Net losses for the year	-	(5)	-	(5)
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	346	13,205	4,767	18,318
Average balance during year	297	14,177	4,583	19,057
Net gains (losses) for the year	1	(29)	(3)	(31)
Bank obligations:				
Carrying value	326	4,658	29	5,013
Average balance during year	306	4,918	10	5,234
Net losses for the year	-	(7)	-	(7)
Corporate securities:				
Carrying value	-	-	55	55
Average balance during year	-	171	43	214
Net gains (losses) for the year	-	-	-	-
Asset-backed and mortgage-backed securities:				
Carrying value	184	77	-	261
Average balance during year	230	117	-	347
Net losses for the year	(1)	-	-	(1)
Total trading investments:				
Carrying value	856	22,194	4,851	27,901
Average balance during year	833	24,764	4,636	30,233
Net losses for the year	-	(41)	(3)	(44)
Net interest rate swaps:				
Carrying value [3]	-	(26)	-	(26)
Average balance during year	-	(44)	-	(44)
Net losses for the year	-	(6)	-	(6)
Currency swaps receivable:				
Carrying value [3]	-	4,968	-	4,968
Average balance during year	-	4,846	-	4,846
Net gains for the year	-	15	-	15
Currency swaps payable:				
Carrying value [3]	(329)	-	(4,679)	(5,008)
Average balance during year	(278)	-	(4,580)	(4,858)
Net losses for the year	-	-	(16)	(16)
Total trading investments and swaps:				
Carrying value	527	27,136	172	27,835
Average balance during year	555	29,566	56	30,177
Net losses for the year	-	(32)	(19)	(51)
Return for the year (%) (Non-GAAP measure)	0.01	0.22	N/A	0.20

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $296 million. GSE obligations are not backed by the full faith and credit of the United States Government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.

N/A - Not available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-2

SCHEDULE OF LOANS[1]

December 31, 2016 and 2015
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding balance - 2016: Sovereign-guaranteed	Outstanding balance - 2016: Non-sovereign-guaranteed	Outstanding balance - 2016: Total	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Currency in which outstanding balance is collectible: Borrowing country currencies	Undisbursed portion of approved loans: Total	Undisbursed portion of approved loans: Signed	Total oustanding balance 2015
Argentina	$ 11,399	$ 199	$ 11,598	$ 11,594	$ 4	$ 4,321	$ 2,911	$ 11,359
Bahamas	276	-	276	276	-	141	116	274
Barbados	264	-	264	264	-	114	80	265
Belize	116	-	116	116	-	57	57	120
Bolivia	1,206	33	1,239	1,239	-	1,136	991	955
Brazil	13,776	975	14,751	14,660	91	7,445	5,091	14,529
Chile	582	203	785	785	-	762	492	642
Colombia	8,432	69	8,501	8,494	7	1,842	1,084	7,832
Costa Rica	927	507	1,434	1,434	-	1,212	908	1,333
Dominican Republic	2,859	119	2,978	2,973	5	493	203	2,625
Ecuador	4,298	271	4,569	4,569	-	703	643	4,128
El Salvador	1,788	178	1,966	1,966	-	537	507	2,011
Guatemala	2,156	297	2,453	2,453	-	665	149	2,524
Guyana	89	-	89	89	-	104	84	86
Haiti	-	4	4	4	-	-	-	4
Honduras	871	103	974	974	-	277	256	918
Jamaica	1,690	78	1,768	1,768	-	204	189	1,612
Mexico	13,688	526	14,214	14,197	17	3,345	2,083	14,220
Nicaragua	559	75	634	634	-	345	345	542
Panama	2,556	477	3,033	3,033	-	602	363	2,692
Paraguay	969	195	1,164	1,164	-	1,054	869	1,104
Peru	2,504	562	3,066	3,066	-	1,528	553	2,644
Suriname	470	-	470	470	-	68	68	397
Trinidad and Tobago	665	-	665	665	-	372	357	640
Uruguay	1,751	447	2,198	2,198	-	1,765	1,415	2,088
Venezuela	2,098	-	2,098	2,091	7	456	456	2,194
Regional	33	612	645	645	-	459	265	1,007
Total 2016	$ 76,022	$ 5,930	$ 81,952	$ 81,821	$ 131	$ 30,007	$ 20,535	
Total 2015	$ 72,765	$ 5,980	$ 78,745	$ 78,685	$ 60	$ 30,711	$ 22,625	$ 78,745

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $2,781 million at December 31, 2016 (2015 - $3,171 million). This table also excludes guarantees outstanding of $230 million at December 31, 2016 (2015 - $207 million).

[2] Includes $2,566 million of loans in borrowing country currencies, which have been swapped to United States dollars.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2016
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 26,978	4.63	7.32
Adjustable	1,908	3.24	6.32
LIBOR-based floating	50,333	2.38	8.27
Others			
Fixed-base cost	1,118	8.73	5.95
Adjustable	1,579	6.99	8.00
LIBOR-based floating	36	0.46	3.62
Loans outstanding			
Fixed-base cost	28,096	4.79	7.27
Adjustable	3,487	4.94	7.08
LIBOR-based floating	50,369	2.37	8.27
Total	$ 81,952	3.31	7.88

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2016
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2017	$ 2,702	$ 3,385	$ 6,087
2018	2,490	3,037	5,527
2019	2,493	3,193	5,686
2020	2,169	3,152	5,321
2021	2,001	3,461	5,462
2022 to 2026	8,379	17,920	26,299
2027 to 2031	5,091	14,563	19,654
2032 to 2036	2,052	4,469	6,521
2037 to 2041	572	661	1,233
2042 to 2046	147	15	162
Total	$ 28,096	$ 53,856	$ 81,952
Average maturity (years)	7.27	8.19	7.88

[1] Information presented before currency and interest rate swaps.
[2] Includes LIBOR-based floating loans.
[3] Includes a total of $1,033 million in fixed rate loans.
[4] The weighted average rate of the total portfolio, after swaps, was 2.93%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE[1]

December 31, 2015
Expressed in millions of United States dollars

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 28,754	4.65	7.50
Adjustable	2,139	2.89	6.36
LIBOR-based floating	44,940	1.81	8.43
Others			
Fixed-base cost	883	8.08	6.65
Adjustable	1,989	3.85	9.31
LIBOR-based floating	40	0.50	4.12
Loans outstanding			
Fixed-base cost	29,637	4.75	7.47
Adjustable	4,128	3.35	7.78
LIBOR-based floating	44,980	1.81	8.43
Total	$ 78,745	3.00	8.03

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2015
Expressed in millions of United States dollars

Year of maturity	Fixed-base cost[3]	Adjustable[2]	Total
2016	$ 2,667	$ 2,853	$ 5,520
2017	2,512	2,932	5,444
2018	2,450	2,927	5,377
2019	2,441	3,048	5,489
2020	2,121	2,894	5,015
2021 to 2025	8,692	16,703	25,395
2026 to 2030	5,561	12,704	18,265
2031 to 2035	2,431	4,312	6,743
2036 to 2040	617	690	1,307
2041 to 2045	145	45	190
Total	$ 29,637	$ 49,108	$ 78,745
Average maturity (years)	7.47	8.37	8.03

[1] Information presented before currency and interest rate swaps.
[2] Includes LIBOR-based floating loans.
[3] Includes a total of $1,009 million in fixed rate loans.
[4] The weighted average rate of the total portfolio, after swaps, was 2.56%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2016

Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) [1]
Euro												
Fixed................	$ 316	0.33	0.36	$ -	-	-	$ -	-	-	$ 316	0.33	0.36
	-	-	-	(316)	0.33	0.36	-	-	-	(316)	0.33	0.36
Adjustable...........	307	4.96	1.86	192	(0.64)	1.46	-	-	-	499	2.80	1.71
	-	-	-	(307)	4.96	1.86	-	-	-	(307)	4.96	1.86
United States dollars												
Fixed................	52,655	2.17	4.27	91	5.53	0.23	348	5.25	0.96	53,094	2.20	4.25
	-	-	-	-	-	-	(50,625)	2.04	3.99	(50,625)	2.04	3.99
Adjustable............	12,310	0.94	2.38	17,521	0.94	3.75	54,345	1.03	3.78	84,176	1.00	3.57
	-	-	-	(497)	1.01	2.67	(4,176)	0.85	1.55	(4,673)	0.86	1.67
Others												
Fixed................	13,961	4.45	3.93	222	1.30	1.46	-	-	-	14,183	4.40	3.90
	-	-	-	(13,961)	4.45	3.93	-	-	-	(13,961)	4.45	3.93
Adjustable............	212	2.70	2.47	79	2.88	3.32	26	(0.64)	1.83	317	2.47	2.63
	-	-	-	(199)	2.20	1.93	(26)	1.23	1.83	(225)	2.09	1.92
Total												
Fixed................	66,932	2.64	4.18	313			348			67,593	2.65	4.15
	-	-	-	(14,277)			(50,625)			(64,902)	2.55	3.96
Adjustable............	12,829	1.06	2.37	17,792			54,371			84,992	1.01	3.56
	-	-	-	(1,003)			(4,202)			(5,205)	1.16	1.69
Principal at face value	79,761	2.38	3.89	2,825			(108)			82,478	1.14	3.84
Fair value adjustments	511			(689)			(53)			(232)		
Net unamortized discount	(463)			232			108[3]			(123)		
Total	$ 79,809	2.38	3.89	$ 2,368			$ (53)			$ 82,123	1.14	3.84

[1] As of December 31, 2016, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.1 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount receivable from interest rate swaps of $2,367 million and $53 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $918 million and currency and interest rate swap liabilities at fair value of $3,233 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2015
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) [1]
Euro												
Fixed	$ 326	0.33	1.36	$ –	–	–	$ –	–	–	$ 326	0.33	1.36
	–	–	–	(326)	0.33	1.36	–	–	–	(326)	0.33	1.36
Adjustable	316	4.96	2.86	575	(0.23)	0.61	–	–	–	891	1.61	1.41
	–	–	–	(316)	4.96	2.86	–	–	–	(316)	4.96	2.86
United States dollars												
Fixed	51,870	2.19	4.62	91	5.53	1.23	349	5.25	1.96	52,310	2.21	4.59
	–	–	–	–	–	–	(49,841)	2.05	4.30	(49,841)	2.05	4.30
Adjustable	11,910	0.42	2.60	17,516	0.38	4.07	53,362	0.42	3.95	82,788	0.41	3.78
	–	–	–	(826)	0.18	1.01	(4,377)	0.42	2.47	(5,203)	0.38	2.24
Others												
Fixed	13,934	4.66	4.20	95	1.34	3.79	–	–	–	14,029	4.64	4.20
	–	–	–	(13,934)	4.66	4.20	–	–	–	(13,934)	4.66	4.20
Adjustable	218	2.53	3.54	18	(1.12)	1.04	25	(0.50)	2.83	261	1.99	3.30
	–	–	–	(203)	2.16	2.89	(25)	1.23	2.83	(228)	2.06	2.89
Total												
Fixed	66,130	2.70	4.51	186			349			66,665	2.71	4.49
	–	–	–	(14,260)			(49,841)			(64,101)	2.61	4.27
Adjustable	12,444	0.57	2.63	18,109			53,387			83,940	0.43	3.76
	–	–	–	(1,345)			(4,402)			(5,747)	0.70	2.30
Principal at face value	78,574	2.36	4.21	2,690			(507)			80,757	0.56	4.06
Fair value adjustments	990			(914)			(700)			(624)		
Net unamortized discount	(917)			251			507[3]			(159)		
Total	$ 78,647	2.36	4.21	$ 2,027			$ (700)			$ 79,974	0.56	4.06

[1] As of December 31, 2015, the average repricing period of the net currency obligations for adjustable rate borrowings was 3.1 months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount receivable from interest rate swaps of $2,027 million and $700 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,459 million and currency and interest rate swap liabilities at fair value of $2,786 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-5

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK

December 31, 2016 and 2015
Expressed in millions of United States dollars[1]

Members	Shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Total 2016	Total 2015
Argentina	1,609,442	$ 672.9	$ 18,742.5	$ 19,415.4	$ 17,704.1
Austria	22,630	9.6	263.4	273.0	250.5
Bahamas	29,548	15.1	341.4	356.5	327.1
Barbados	19,306	8.1	224.8	232.9	212.3
Belgium	46,545	19.8	541.7	561.5	515.4
Belize	16,516	9.3	189.9	199.2	181.5
Bolivia	129,293	54.0	1,505.7	1,559.7	1,422.1
Brazil	1,609,442	672.9	18,742.5	19,415.4	17,704.1
Canada	567,039	241.7	6,598.8	6,840.4	6,280.3
Chile	441,995	184.8	5,147.2	5,332.0	4,861.8
China	424	0.2	5.0	5.1	4.5
Colombia	441,995	184.8	5,147.2	5,332.0	4,861.8
Costa Rica	64,684	27.0	753.3	780.3	711.3
Croatia	6,895	2.9	80.2	83.2	76.2
Denmark	24,061	10.3	280.0	290.3	266.4
Dominican Republic	86,317	36.1	1,005.2	1,041.3	949.3
Ecuador	86,090	36.0	1,002.5	1,038.5	947.2
El Salvador	64,514	27.0	751.3	778.3	709.7
Finland	22,630	9.6	263.4	273.0	250.5
France	268,659	114.5	3,126.4	3,240.9	2,975.5
Germany	268,659	114.5	3,126.4	3,240.9	2,975.5
Guatemala	81,728	34.7	951.2	985.9	905.1
Guyana	22,768	10.5	264.1	274.7	252.0
Haiti	64,514	27.0	751.3	778.3	709.7
Honduras	64,684	27.0	753.3	780.3	711.3
Israel	22,315	9.5	259.7	269.2	247.0
Italy	278,459	117.4	3,241.8	3,359.2	3,070.0
Jamaica	81,728	34.7	951.2	985.9	905.1
Japan	708,831	302.1	8,248.8	8,550.9	7,850.8
Korea, Republic of	424	0.2	5.0	5.1	4.5
Mexico	1,034,609	432.6	12,048.4	12,480.9	11,380.8
Netherlands	28,207	14.6	325.6	340.3	340.2
Nicaragua	64,514	27.0	751.3	778.3	709.7
Norway	24,061	10.3	280.0	290.3	266.4
Panama	64,514	27.0	751.3	778.3	709.7
Paraguay	64,514	27.0	751.3	778.3	709.7
Peru	215,445	90.1	2,508.9	2,599.0	2,369.8
Portugal	7,667	3.2	89.2	92.5	84.8
Slovenia	4,214	1.8	49.0	50.8	46.5
Spain	278,460	117.4	3,241.8	3,359.2	3,070.0
Suriname	12,524	7.2	143.8	151.1	138.6
Sweden	46,257	19.7	538.3	558.0	512.2
Switzerland	66,705	28.4	776.3	804.7	738.7
Trinidad and Tobago	61,244	26.0	712.8	738.8	678.2
United Kingdom	136,461	58.1	1,588.0	1,646.2	1,511.3
United States	4,253,664	1,813.1	49,500.7	51,313.8	47,113.0
Uruguay	172,646	72.2	2,010.5	2,082.7	1,898.9
Venezuela	482,267	249.3	5,568.5	5,817.8	5,817.8
Total 2016	14,170,108	$ 6,039	$ 164,901	$ 170,940	
Total 2015	13,009,464	$ 5,699	$ 151,240		$ 156,939

[1] Data are rounded; detail may not add up to total because of rounding.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-6

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2016

Member countries	Subscribed voting shares	Number of votes	% of total number of votes [1]
Regional developing members			
Argentina	1,609,442	1,609,577	11.354
Bahamas	29,548	29,683	0.209
Barbados	19,306	19,441	0.137
Belize	16,516	16,651	0.117
Bolivia	129,293	129,428	0.913
Brazil	1,609,442	1,609,577	11.354
Chile	441,995	442,130	3.119
Colombia	441,995	442,130	3.119
Costa Rica	64,684	64,819	0.457
Dominican Republic	86,317	86,452	0.610
Ecuador	86,090	86,225	0.608
El Salvador	64,514	64,649	0.456
Guatemala	81,728	81,863	0.577
Guyana	22,768	22,903	0.162
Haiti	64,514	64,649	0.456
Honduras	64,684	64,819	0.457
Jamaica	81,728	81,863	0.577
Mexico	1,034,609	1,034,744	7.299
Nicaragua	64,514	64,649	0.456
Panama	64,514	64,649	0.456
Paraguay	64,514	64,649	0.456
Peru	215,445	215,580	1.521
Suriname	12,524	12,659	0.089
Trinidad and Tobago	61,244	61,379	0.433
Uruguay	172,646	172,781	1.219
Venezuela	482,267	482,402	3.403
Total regional developing members	7,086,841	7,090,351	50.015
Canada	567,039	567,174	4.001
United States	4,253,664	4,253,799	30.006
Non-regional members			
Austria	22,630	22,765	0.161
Belgium	46,545	46,680	0.329
China	424	559	0.004
Croatia	6,895	7,030	0.050
Denmark	24,061	24,196	0.171
Finland	22,630	22,765	0.161
France	268,659	268,794	1.896
Germany	268,659	268,794	1.896
Israel	22,315	22,450	0.158
Italy	278,459	278,594	1.965
Japan	708,831	708,966	5.001
Korea, Republic of	424	559	0.004
Netherlands	28,207	28,342	0.200
Norway	24,061	24,196	0.171
Portugal	7,667	7,802	0.055
Slovenia	4,214	4,349	0.031
Spain	278,460	278,595	1.965
Sweden	46,257	46,392	0.327
Switzerland	66,705	66,840	0.471
United Kingdom	136,461	136,596	0.964
Total non-regional members	2,262,564	2,265,264	15.979
Grand total	14,170,108	14,176,588	100.000

[1] Data are rounded; detail may not add to total because of rounding.


IDB

The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

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